Form 20-F
period 2025-12-31
GrowHub Ltd
filed 2026-05-15
CIK 2024114

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from           to

Commission file number: 001-42814

THE GROWHUB LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

1 Paya Lebar Link 4th Floor

Paya Lebar Quarter One

Singapore 408533

+65 8899 0760 (Address of principal executive offices)

Chit Wen POH, Chief Financial Officer

Telephone: +65 8899 0760

Email: chitwen.poh@thegrowhub.co

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	TGHL	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or stock as of the close of the period covered by the annual report.

14,866,470 Class A Ordinary Shares, par value $0.0005 per share

10,433,340 Class B Ordinary Shares, par value $0.0005 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

ii

ABOUT THIS ANNUAL REPORT

Conventions Which Apply to this Annual Report

Throughout this annual report, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

General

“amended and restated memorandum and articles of association”	:	The amended and restated memorandum and articles of association of the Company dated July 25, 2024.

“APAC”	:	The Asia–Pacific region.

“Audit Committee”	:	The audit committee of our Board of Directors.

“Board” or “Board of Directors”	:	The board of Directors of our Company.

“Class A Ordinary Shares”	:	Class A ordinary shares in the capital of the Company of nominal or par value US$0.0005 each designated as Class A shares, and having the rights provided for in the articles of association of the Company, as amended or substituted from time to time.

“Class B Ordinary Shares”	:	Class B ordinary shares in the capital of the Company of nominal or par value US$0.0005 each designated as Class B shares, and having the rights provided for in the articles of association of the Company, as amended or substituted from time to time.

“Companies Act”		The Companies Act (Revised) of the Cayman Islands.

“Company” or “GrowHub Cayman”	:	THE GROWHUB LIMITED, a Cayman Islands exempted company.

“Compensation Committee”	:	The compensation committee of our Board of Directors.

“Controlling Shareholder”	:	A person who has an interest or interests (whether by record or beneficial ownership) in one or more voting shares (excluding treasury shares) in our Company, and the total votes attached to that share, or those shares, is not less than 50.0% of the total votes attached to all the voting shares (excluding treasury shares) in our Company. Chan Choon Yew Lester is the Controlling Shareholder.

“COVID-19”	:	Coronavirus disease 2019.

“Directors”	:	The directors of our Company.

“Executive Officers”	:	The executive officers of our Company. See section titled “Management.”

“Fiscal Year” or “FY”	:	Financial year ended or, as the case may be, ending December 31.

“Group”	:	Our Company and our subsidiaries.

“GrowHub Carbon”	:	GrowHub Carbon Pte. Ltd. (Formerly known as GrowHub (Apac) Pte. Ltd.), a private company limited by shares under the laws of Singapore and our wholly owned subsidiary.

iii

“GrowHub BVI”		THE GROWHUB INNOVATIONS COMPANY LIMITED, a BVI business company incorporated under the laws of the British Virgin Islands and our wholly owned subsidiary.

“GrowHub Capital”	:	GrowHub Capital Pte. Ltd. (Formerly known as GrowHub Distribution (Singapore) Pte. Ltd.), a private company limited by shares under the laws of Singapore and our wholly owned subsidiary.

“GrowHub Innovations Australia”	:	GrowHub Innovation Centre Pty Ltd, a limited by shares company under the laws of Australia and our wholly owned subsidiary.

“GrowHub Innovations Singapore”	:	The GrowHub Innovations Company Pte. Ltd., a private company limited by shares under the laws of Singapore and our wholly owned subsidiary.

“GrowHub Japan”	:	GrowHub Japan Co., Ltd., a limited liability company under the laws of Japan and our wholly owned subsidiary.

“GrowHub Malaysia”	:	GrowHub Malaysia Sdn. Bhd., a company limited by shares under the laws of Malaysia and our wholly owned subsidiary.

“GrowHub Trading”	:	GrowHub Trading Pty Ltd, a limited by shares company under the laws of Australia and our wholly owned subsidiary.

“GrowHub Technologies”	:	GrowHub Technologies Pte. Ltd., a private company limited by shares under the laws of Singapore and our wholly owned subsidiary.

“GrowHub Vietnam”		GrowHub Vietnam Limited Liability Company, a limited liability company under the laws of Vietnam and our wholly owned subsidiary.

“Listing”	:	The listing and quotation of our Class A Ordinary Shares on Nasdaq.

“Nasdaq”	:	The Nasdaq Stock Market LLC.

“Nasdaq Listing Rules”	:	The Nasdaq rules governing listed companies.

“Nominating and Corporate Governance Committee”	:	The nominating and corporate governance committee of our Board of Directors.

“ordinary resolution”	:	A resolution passed by a simple majority of the Shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a unanimous written resolution.

“Share(s),” “ordinary share(s)” or “Ordinary Share(s)”	:	Class A Ordinary Shares and Class B Ordinary Shares.

“special resolution”	:	A resolution passed by at least two-thirds of the Shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a unanimous written resolution.

“U.S. GAAP”	:	Accounting principles generally accepted in the United States of America.

“Web 3”	:	An idea for a new iteration of the World Wide Web, which incorporates concepts such as decentralization, blockchain technologies, and token-based economics.

iv

Currencies, Units and Others

“SGD” or “S$”	:	The Singapore dollar, the legal currency of Singapore.

“US$,” “U.S. dollars,” “USD” or “$”	:	U.S. dollars and cents respectively, the lawful currency of the U.S.

“%” or “per cent.”	:	Per centum.

“sq. m.”	:	Square meters.

The expressions “associated company,” “related corporation” and “subsidiary” shall have the respective meanings ascribed to them in the Companies Act, as the case may be.

Any discrepancies in tables included herein between the total sum of amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Unless the context otherwise requires, a reference to “we,” “our,” “us,” “our Group” or the “Company” or their other grammatical variations is a reference to THE GROWHUB LIMITED and its subsidiaries taken as a whole. Certain of our customers and suppliers are referred to in this annual report by their trade names. Our contracts with these customers and suppliers are typically with an entity or entities in the relevant customer or supplier’s group of companies.

MARKET AND INDUSTRY DATA

We are responsible for the information contained in this annual report. This annual report includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well as estimates by our management based on such data. The market data and estimates used in this annual report involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, all financial information contained in this annual report is prepared and presented in accordance with U.S. GAAP.

All references in this annual report to “U.S. dollars,” “US$,” “$” and “USD” refer to United States dollar(s), the legal currency of the United States of America, and all references to “SGD,” “S$” or “Singapore Dollar” refer to Singapore dollar(s), the legal currency of Singapore. Unless otherwise indicated, all references to currency amounts in this annual report are in USD. The Company is a holding company with operations exclusively conducted in Singapore through its Singapore operating subsidiary, of whose reporting currency is Singapore Dollar. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise noted, all translations from SGD to U.S. dollars and from U.S. dollars to SGD in this annual report were calculated at the noon buying rate of US$0.7777 = S$1, representing the index rate stipulated by the federal reserve as of December 31, 2025. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

We have made rounding adjustments to some of the figures contained in this annual report. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.

v

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements include statements about:

●	changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;

●	the risk that we may be unable to realize our anticipated growth strategies and expected internal growth;

●	changes in the availability and cost of professional staff which we require to operate our business;

●	changes in customers’ preferences and needs;

●	changes in competitive conditions and our ability to compete under such conditions;

●	changes in our future capital needs and the availability of financing and capital to fund such needs;

●	changes in currency exchange rates or interest rates;

●	projections of revenue, profits, earnings, capital structure and other financial items;

●	changes in our plan to enter into certain new business sectors; and

●	other factors beyond our control.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

You should read these statements in conjunction with the risks disclosed in “Item 3. Key Information—D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.

vi

Part I

Item 1. Identity of Directors, Senior Management and Adviser

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

This annual report also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this annual report. See section titled “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS”

Risks Relating to Our Corporate Structure

Risks Related to Our Business

Our Group does not have a long operating history as an integrated group.

Our Company was incorporated as a holding company on April 12, 2024. While our businesses have been in operation since 2020, we do not have a long history of running an integrated group with standardized policies and procedures as compared to our competitors and on which our past performance may be judged. Given our limited operating history and the rapidly evolving market in which we compete, we may encounter operational, financial and other difficulties as we establish and expand our operations, product and service developments, sales and marketing, technology and general and administrative capabilities.

We may incur losses in the future.

For the years ended December 31, 2024 and December 31, 2025, the Company recorded net loss of S$2.36 million (approximately US$1.73 million) and S$17.20 million (approximately US$13.38 million), respectively. We anticipate that our operating expenses, together with the increased general administrative expenses of a public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our service offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may continue to incur net losses in the future and may be unable to achieve or maintain sufficient cash flows or profitability on a quarterly or annual basis for the foreseeable future.

Our historical financial and operating results are not a guarantee of our future performance.

Our annual and periodic financial results vary from year to year and from period to period, in response to a number of factors that we cannot predict, such as general business outlook and sentiment, economic market conditions, employment rates, inflation and interest rates and consumer confidence. As such, our annual and periodic financial results are not a guarantee of our future economic performance and undue reliance should not be placed on such results for future speculative purposes.

If we are unable to attract new customers, our business will be harmed.

To grow our business, we must continue to attract new customers. To do so, we must successfully convince potential customers of the benefits and the value of our GrowHub Platform. This may require significant and costly sales efforts that are targeted at larger enterprises and senior management of these potential customers. These factors significantly impact our ability to add new customers and increase the time, resources, and sophistication required to do so. In addition, numerous other factors, many of which are out of our control, may now or in the future impact our ability to acquire new customers, including potential customers’ commitments to other providers, real or perceived costs of switching to our platform, our failure to expand, retain, and motivate our sales and marketing personnel, our failure to develop or expand relationships with potential customers and channel partners, failure by us to help our customers to successfully deploy our platform, negative media or industry or financial analyst commentary regarding us or our solutions, litigation, and deteriorating general economic conditions. Any of these factors could impact our ability to attract new customers to our platform. As a result of these and other factors, we may be unable to attract new customers, which would harm our business.

If our platform fails to perform properly due to defects, interruptions, delays in performance. or similar problems, and if we fail to develop enhancements to resolve any defect, interruption, delay, or other problems, we could lose customers, become subject to service performance or warranty claims or incur significant costs.

Our operations are dependent upon our ability to prevent system interruption. The applications underlying our GrowHub Platform are inherently complex and may contain material defects or errors, which may cause disruptions in availability or other performance problems. We have from time to time found defects in our platform and may discover additional defects in the future that could result in data unavailability, unauthorized access to, loss, corruption, or other harm to our customers’ data. These defects or errors could also be found in third-party applications on which we rely.

We host our GrowHub Platform on Polygon, a third-party blockchain platform. We depend, in part, on our third-party facility providers’ ability to protect these facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. In some cases, third-party cloud providers run their own platforms that we access, and we are, therefore, vulnerable to their service interruptions. In the event that there are any errors in software, failures of hardware, damages to a facility, or misconfigurations of any of our services, we could experience lengthy interruptions to our platform as well as delays and additional expenses in arranging new facilities and services. Our customers may choose to divert their traffic away from our platform as a result of such interruptions or delays.

The occurrence of any defects, errors, disruptions in service, or other performance problems, interruptions, or delays with our platform, whether in connection with the day-to-day operations or otherwise, could result in:

●	loss of customers;

●	reduced customer usage of our platforms;

●	lost or delayed market acceptance and sales of our products;

●	delays in payment to us by customers;

●	injury to our reputation and brand;

●	legal claims, including warranty and service level agreement claims against us; or

●	diversion of our resources, including through increased service and warranty expenses or financial concessions, and increased insurance costs.

The costs incurred in correcting any material defects, errors, or other performance problems in our platform may be substantial and could harm our business.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements, or preferences, our products may become less competitive.

The market in which we compete is relatively new and subject to rapid technological change, evolving industry standards and regulatory changes, as well as changing customer needs, requirements, and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop and sell new products that satisfy our customers and provide enhancements, new features, and capabilities to our platform that keep pace with rapid technological and industry change, our revenue and operating results could be adversely affected. If new technologies emerge that enable our competitors to deliver competitive products and applications at lower prices, more efficiently, more conveniently, or more securely, such technologies could adversely impact our ability to compete. If our platform does not allow us or our customers to comply with the latest regulatory requirements, our existing customers may decrease their usage on our platform and new customers will be less likely to adopt out platform.

Our platform must also integrate with a variety of network, hardware, mobile, and software platforms and technologies, and we need to continuously modify and enhance our products and platform capabilities to adapt to changes and innovation in these technologies. If developers widely adopt new software platforms, we would have to attempt to develop new versions of our products and enhance our platform’s capabilities to work with those new platforms. These development efforts may require significant engineering, marketing, and sales resources, all of which would affect our business and operating results. Any failure of our platform’s capabilities to operate effectively with future infrastructure platforms, technologies, and software platforms could reduce the demand for our platform. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business may be harmed.

We receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our major customers would result in lower revenues and could harm our business.

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. We currently receive a significant portion of our revenues from a limited number of customers. It is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our total revenues for the foreseeable future, as such short-term dependence is inherent in our project-based business nature. Although we would not rely on any single customer for recurring revenue in the long run, the loss of one or more key customers during an on-going project or in the middle of our collaboration would reduce our revenues for the fiscal year which we rely on the projects with those customers for income. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

Security incidents and attacks on our platform could lead to significant costs and disruptions that could harm our business, financial results, and reputation.

Our business is dependent on providing our customers with fast, efficient, and reliable data on our GrowHub Platform. We transmit and store our customers’ information, data, and encryption keys as well as our own; customer information and data may include personally identifiable data of and about their end-users. Maintaining the security and availability of our platform, network, and internal IT systems and the security of information we hold on behalf of our customers is a critical issue for us and our customers. Attacks on our customers and our own network are frequent and take a variety of forms, including DDoS attacks, infrastructure attacks, botnets, malicious file attacks, cross-site scripting, credential abuse, ransomware, bugs, viruses, worms, and malicious software programs. Malicious actors can attempt to fraudulently induce employees or suppliers to disclose sensitive information through spamming, phishing, or other tactics. In addition, unauthorized parties may attempt to gain physical access to our facilities in order to infiltrate our information systems. We have in the past been subject to cyber-attacks from third parties, including parties who we believe are sponsored by government actors. Since our customers share our multi-tenant architecture, an attack on any one of our customers could have a negative effect on other customers. These attacks have significantly increased the bandwidth used on our platform and have strained our network. If attacks like these were to occur in the future and if we do not have the systems and processes in place to respond to them, our business could be harmed.

Security incidents, whether as a result of third-party action, employee or customer error, technology impairment or failure, malfeasance or criminal activity, or hostile state actors, could result in unauthorized access to, or loss or unauthorized disclosure of, this information, litigation, indemnity obligations, and other possible liabilities. Further, certain of our insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other types of damages or liability arising from gross negligence or intentional misconduct of us and our suppliers and we cannot assure you that we are adequately insured against the risks that we face.

In recent years, cyber-attacks have increased in size, sophistication, and complexity, increasing exposure for our customers and us. The costs to us to avoid or alleviate cyber or other security problems and vulnerabilities may be significant. However, our efforts to address these problems and vulnerabilities may not be successful. Any significant breach of our security measures could:

●	lead to the dissemination of proprietary information or sensitive, personal, or confidential data about us, our employees, or our customers—including personally identifiable information of individuals involved with our customers and their end-users;

●	lead to interruptions or degradation of performance in our platform;

●	threaten our ability to provide our customers with access to our platform;

●	generate negative publicity about us;

●	result in litigation and increased legal liability or fines; or

●	lead to governmental inquiry or oversight.

The occurrence of any of these events could harm our business or damage our brand and reputation, lead to customer credits, loss of customers, higher expenses, and possibly impede our present and future success in retaining and attracting new customers. A successful security breach or attack on our infrastructure would be damaging to our reputation and could harm our business. Similar security risks exist with respect to our business partners and the third-party vendors that we rely on for aspects of our information technology support services and administrative functions. As a result, we are subject to the risk that cyber-attacks on our business partners and third-party vendors may adversely affect our business even if an attack or breach does not directly impact our systems. It is also possible that security breaches sustained by our competitors could result in negative publicity for our entire industry that indirectly harms our reputation and diminishes demand for our platform.

Interruption or failure of our information technology and communications systems due to natural disasters, human error or malicious acts could impair our ability to effectively provide our services and products, which could damage our brand and reputation and adversely affect our operating results.

We depend on the continuing operation of our information technology and communications systems to provide our products and services. Most of our businesses rely almost exclusively on the Internet to provide services to our users and clients. Any damage to or failure of our digital systems, our physical infrastructure or the telecommunications infrastructure more broadly could result in interruptions in our services, which could damage our brand and reputation and could result in decreased use of our services and cause us to incur significant costs or financial losses.

Our systems are vulnerable to damage or interruption from natural disasters, acts of war or terrorist attacks, fires, power loss, hardware and software defects and malfunctions and telecommunications failures. For example, a significant portion of our Japan business and is located in the Kansai region, which has a high risk of major earthquakes. Our disaster recovery and business continuity plans may not address all contingencies that could arise in the event of a major disruption of services, which could harm our reputation, business, financial condition and results of operations. We rely on third parties to a significant extent for that technological infrastructure. For example, we heavily rely on the stability and security of Polygon network for providing our services including but not limited to product trading for businesses. As a result, our business also depends on the measures that such third parties take to ensure the continuity of their services.

In addition, despite our implementation of information security measures such as encryption and security protocols, our systems and the Internet generally are vulnerable to computer viruses, worms, and other malicious software programs, physical and electronic break-ins, sabotage and similar disruptions, and we may be vulnerable to coordinated attempts to overload our systems with data, resulting in denial or reduction of service to some or all of our users for a period of time. In addition, we have observed a high level of attention in the information technology industry to the risk of cyber-attacks that could result in unauthorized access to confidential or sensitive information, including personal information, misappropriation of assets, corruption of data or operational disruption.

To combat cyber-attacks, we have policies and procedures in place to prevent or limit the effect of possible security breaches of our information technology systems, but there can be no assurance that our policies and procedures will be sufficient to protect our systems. For example, our businesses must provide secure transmission of confidential information over public networks, and many of our users routinely provide us with patient and other personal information. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology we use to protect such personal and transaction data.

If our efforts to combat these malicious applications or cyber-attacks are unsuccessful, or if our services and products have actual or perceived vulnerabilities, clients, potential clients and other third parties accessing our platforms may lose confidence in our information security and cease or decline to do business or otherwise interact with us. Moreover, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Certain of our businesses may not be insured against losses caused by security breaches, and any insurance policies we hold may not cover or may not be adequate to reimburse us for such losses. We are also exposed to targeted attempts by third parties to access and misuse our systems. In addition, we depend on third parties for certain services with respect to the implementation and maintenance of our information systems and accordingly some system problems and failures may be outside of our control.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data may harm our reputation and business.

Our business generates and processes a large quantity of transaction data. We face certain risks inherent in handling large volumes of data and in protecting the security of such data, including those relating to:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees; and

●	addressing concerns related to privacy and sharing, safety, security and other factors.

We are subject to laws and regulations of Singapore and other countries and regions relating to the collection, use, retention, security and transfer of identifiable information with respect to our customers, suppliers and employees. In many cases, these laws not only apply to third-party transactions, but may also restrict cross-border transfers of identifiable information. Several jurisdictions have passed laws in this area, and other jurisdictions are considering imposing additional restrictions. These laws continue to develop and may vary from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause us to incur substantial costs or require it to change its business practices. Any failure, or perceived failure, by us to comply with any privacy policies or regulatory requirements or laws, rules and regulations related to privacy protection could result in proceedings or actions against it by government authorities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt its business.

In addition, the secure transmission of confidential information over public networks is essential for maintaining user confidence. We do not have control over the security measures of the Polygon network, and their security measures may not be adequate. We could be exposed to litigation and possible liability if we fail to safeguard confidential user information, which could harm our reputation and its ability to attract or retain users, and may materially and adversely affect our business.

Our sales to highly regulated organizations and government entities are subject to a number of challenges and risks.

We sell to customers in highly regulated industries such as financial services, insurance, and healthcare, as well as to various governmental agency customers, including state and local agency customers, and foreign governmental agency customers. Sales to such entities are subject to a number of challenges and risks. Selling to such entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government contracting requirements may change and in doing so restrict our ability to sell into the government sector until we comply with the revised requirements. Government demand and payment for our products and services are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products and services.

Further, highly regulated and governmental entities may demand shorter contract terms or other contractual provisions that differ from our standard arrangements, including terms that can lead those customers to obtain broader rights in our products and services than would be standard. Such entities may have statutory, contractual, or other legal rights to terminate contracts with us or our partners due to a default or for other reasons, and any such termination may harm our business. In addition, these governmental agencies may be required to publish the rates we negotiate with them, which could harm our negotiating leverage with other potential customers and in turn harm our business.

We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our services to meet the demands of this market, our revenue may decline, or fail to grow, and we may incur operating losses.

The market for product traceability technology is in an early stage of development. There is considerable uncertainty over the size and rate at which this market will grow, as well as whether our platform will be widely adopted. Our success will depend, to a substantial extent, on the widespread adoption of our platform as an alternative to other traditional food traceability solutions. Some organizations may be reluctant or unwilling to use our platform for a number of reasons, including concerns about additional costs, uncertainty regarding the reliability, and security of cloud-based offerings or lack of awareness of the benefits of our platform. Our ability to expand sales of our product into new and existing markets depends on several factors, including potential customer awareness of our platform; introduction and market acceptance of enhancements to our platform or new applications that we may introduce; our ability to attract, retain and effectively train sales and marketing personnel; our ability to develop relationships with partners; the effectiveness of our marketing programs; the pricing of our services; and the success of our competitors. If we are unsuccessful in developing and marketing our product into new and existing markets, or if organizations do not perceive or value the benefits of our platform, the market for our product might not continue to develop or might develop more slowly than we expect, either of which may harm our business.

Usage of our platform accounts for substantially all of our revenue. If market growth for our GrowHub Platform lags behind expectations due to various factors, our business would be adversely affected.

For the two years ended December 31, 2025 and 2024, we were substantially dependent on our GrowHub Platform to generate revenue for the foreseeable future. As a result, our operating results could suffer due to:

●	any decline in demand for our GrowHub Platform;

●	the failure of our GrowHub Platform to achieve continued market acceptance;

●	the market for traceability technology not continuing to grow, or growing more slowly than we expect;

●	the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our GrowHub Platform;

●	technological innovations or new standards that our GrowHub Platform does not address;

●	sensitivity to current or future prices offered by us or our competitors;

●	our customers’ development of their own traceability platform; and

●	our inability to release enhanced versions of our GrowHub Platform on a timely basis.

If the market for our GrowHub Platform grows more slowly than anticipated or if demand for our GrowHub Platform does not grow as quickly as anticipated, whether as a result of competition, pricing sensitivities, product obsolescence, technological change, unfavorable economic conditions, uncertain geopolitical environment, budgetary constraints of our customers, or other factors, our business would be harmed.

We rely on the performance of highly skilled personnel, including our management and other key employees, and the loss of one or more of such personnel, or of a significant number of our team members, could harm our business.

We believe our success has depended, and continues to depend, on the efforts and talents of senior management and key personnel, including Chan Choon Yew Lester, our Founder, Director, Chairman of the Board of Directors, and Chief Executive Officer.   From time to time, there may be changes in our management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. We also are dependent on the continued service of our existing software engineers because of the complexity of our platform. Our senior management and key employees are employed on an at-will basis. We cannot ensure that we will be able to retain the services of any member of our senior management or other key employees or that we would be able to timely replace members of our senior management or other key employees should any of them depart. The loss of one or more of our senior management or other key employees could harm our business.

The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy.

To execute our business strategy, we must attract and retain highly qualified personnel. Competition for executive officers, software developers, sales personnel, and other key employees in our industry is intense. In particular, we compete with many other companies for software developers with high levels of experience in designing, developing, and managing cloud-based software, as well as for skilled sales and operations professionals. In addition, we believe that the success of our business and corporate culture depends on employing people with a variety of backgrounds and experiences, and the competition for such diverse personnel is significant. While the market for such talented personnel is particularly competitive in Singapore, where our headquarters is located, it is also competitive in other markets where we maintain operations. Many of the companies with which we compete for experienced personnel have greater resources than we do and can frequently offer such personnel substantially greater compensation than we can offer. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business would be harmed.

We rely on third-party hosting providers that may be difficult to replace.

We rely on third-party hosting services such as Polygon, Google, Amazon Web Services and other cloud or platform service providers that facilitate the offering of our platform. Some of these third-party hosting services may currently or in the future offer competing products to ours and therefore may not continue to be available on commercially reasonable terms, or at all. These providers may be unwilling to do business with us if they view our platform as a competitive threat. Any loss of the right to use any of our hosting providers could impair our ability to offer our platform until we are able to obtain alternative hosting providers.

If we fail to offer high quality support, our business may be harmed.

Our customers rely on our support team to assist them in using our platform effectively and resolve technical and operational issues. High-quality support is important for the renewal and expansion of our agreements with existing customers. The importance of maintaining high quality support will increase as we expand our business and pursue new customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to maintain and expand our relationships with existing and new customers could suffer and our business could be harmed. Further, increased demand for customer support, without corresponding revenue, could increase costs and adversely affect our business. In addition, as we continue to grow our operations and expand internationally, we will need to be able to provide efficient customer support that meets our customers’ needs globally at scale and our customer support team will face additional challenges, including those associated with delivering support and documentation in multiple languages. Our failure to do so could harm our business.

Unfavorable conditions in our industry or the global economy or reductions in information technology spending could harm our business.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers and potential customers. Current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the general economy in the Asia Pacific region or globally, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes, warfare, and terrorist attacks on the United States, Europe, the Asia Pacific region, or elsewhere, could cause a decrease in business investments, including spending on information technology, which would harm our business. To the extent that our platform and our products are perceived by customers and potential customers as too costly, or difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, our competitors, many of whom are larger and have greater financial resources than we do, may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our products. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry.

Any damage to the reputation and recognition of our brand names, including negative publicity against us, may materially and adversely affect our business operations and prospects.

We depend on our reputation and brand names in many aspects of our business operations. However, we cannot assure you that we will be able to maintain a positive reputation or brand name in the future. Our reputation and brand names may be materially and adversely affected by a number of factors, many of which are beyond our control, including:

●	adverse associations with third party suppliers from whom we cooperate;

●	lawsuits and regulatory investigations against us or otherwise relating to our services or industry;

●	improper or illegal conduct by our employees, suppliers and other parties, that is not authorized by us; and

●	adverse publicity associated with us, our services or our industry, whether founded or unfounded.

Any damage to our brand names or reputation as a result of these or other factors may cause our services to be perceived unfavorably by consumers and the existing and prospective employees, suppliers and other parties, and our business operations and prospects could be materially and adversely affected as a result.

Our insurance may not provide adequate coverage for all potential loss and claims relating to our business operations and/or assets, and any uninsured losses incurred, may be substantial and therefore adversely affect our operations and financial results.

We maintain insurance coverage against, among other things, directors and officers liability insurance and travel insurance for our employees. For more details, please refer to the section headed “Business — Insurance” in this  annual report. However, our insurance coverage may not adequately protect us against all potential claims, damages and liabilities that we may incur in the course of our business operations, which may result in an adverse effect on our business. If we are held responsible for any damages, liabilities or losses and our insurance is insufficient or unavailable to cover the claims, there would be an adverse effect on our business, results of operations and financial position.

In addition, there is no guarantee that insurance coverage will always be available to us at economically favorable premiums (or at all) or that, in the event of a claim, the level of insurance currently maintained by us or in the future is or will be adequate or cover the entire claim/liability. We may be subject to liabilities which have not been insured adequately at all. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

With respect to losses which are covered by our insurance policies, it may be a difficult and lengthy process to recover such losses from insurers. In addition, we may be unable to recover the amount from the insurer. Even we are able to recover certain losses from our insurers, our premiums might increase and it might be hard for us to renew our insurance policies. Therefore, if we are held liable for uninsured losses or amounts and claims for insured losses exceeding our insurance coverage, our operations and financial results may be adversely affected.

Our future strategic acquisitions, investments and partnerships could pose various risks, increase our leverage, dilute existing shareholders and significantly impact our ability to expand our overall profitability.

Acquisitions involve inherent risks, such those relating to increased leverage and debt service requirements and post-acquisition integration challenges, which could have a material and adverse effect on our results of operations and/or cash flow and could strain our human resources. We may be unable to successfully implement effective cost controls or achieve expected synergies as a result of a future acquisition. Acquisitions may result in our assumption of unexpected liabilities and the diversion of management’s attention from the operation of our business. Acquisitions may also result in our having greater exposure to the industry risks of the businesses underlying the acquisition. Strategic investments and partnerships with other companies expose us to the risk that we may not be able to control the actions of our investees or partners, which could decrease the amount of benefits we realize from a particular relationship. We are also exposed to the risk that our partners in strategic investments and infrastructure may encounter financial difficulties that could lead to a disruption of investee or partnership activities, or an impairment of assets acquired, which could adversely affect future reported results of operations and shareholders’ equity. Acquisitions may subject us to new or different regulations or tax consequences which could have an adverse effect on our operations.

In addition, we may be unable to obtain the financing necessary to complete acquisitions on attractive terms or at all. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A Ordinary Shares. Future equity financings would also decrease our earnings per share and the benefits derived by us from such new ventures or acquisitions might not outweigh or exceed their dilutive effect. Any additional debt financing we secure could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital or to pursue business opportunities. Realization of any of the foregoing risks associated with future strategic acquisitions, investments and partnerships could materially and adversely affect our business, results of operations and financial condition.

Negative publicity relating to our Group or our Directors, Executive Officers or Controlling Shareholder may materially and adversely affect our reputation and Class A Ordinary Share price.

Negative publicity or announcements relating to our Group or any of our Directors, Executive Officers or Controlling Shareholder, whether with or without merit, may materially and adversely affect the reputation and goodwill of our Group in our industry, consequently affecting our relationships with our customers and car dealers. In addition, such negative publicity may affect market perception of our Group and the performance of our Class A Ordinary Share price.

Negative publicity or announcements may include, among others, newspaper reports of accidents at our work places, unsuccessful attempts in joint ventures, acquisitions or take-overs, any involvement we may have in litigation or insolvency proceedings, and unfavorable or negative articles on any of our Directors, Executive Officers or Controlling Shareholder. Any claims and legal actions brought forward by our customers may also have a negative impact on our brand image. If our customers, suppliers or sub-contractors subsequently lose confidence in us, this could result in the termination of business relationships or fewer referrals or invitations to tender or quote for facilities services or other contracts. To this end, our business, financial condition, results of operations and prospects may be adversely impacted.

The wars in Ukraine and in the Middle East and the on-going wars among the U.S., Israel and Iran may materially and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers’ businesses and potentially our business. As of the date of this annual report, to the best knowledge of the Company, we (i) do not have any direct business or contracts with any Russian or Ukraine entity as a supplier or customer, (ii) do not have any knowledge whether any our customers or suppliers have any direct business or contracts with any Russian entity, (iii) our business segments, lines of service, projects, or operations are not materially impacted by supply chain disruptions by the war in Ukraine, and (iv) have not been financially affected by the war in Ukraine. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations, and prospects.

We do not anticipate any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine, and we have not taken any actions to mitigate such potential risks. Our board of directors will continue to monitor any potential risks that might arise due to the war in Ukraine which are specific to the Company, including but not limited to risks related to cybersecurity, sanctions, and supply chain, suppliers, or service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Similarly, the war among the U.S., Israel and Iran is unpredictable and may expand into a regional or even possibly a global conflict. To date, this newest chapter in the long Middle East conflict has not resulted in any material adverse impact on the Company, but a prolonged conflict and/or significant escalation of hostilities would likely cause disruption in international relations and global trade, which in turn would likely adversely affect our business and the price of our Class A Ordinary Shares.

Risks Related to Doing Business in Singapore

We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

We are required to comply with the laws of Singapore, certain of which are capable of extra-territorial application, as well as the constitution of our Singapore operating subsidiaries. In particular, we are required to comply with certain provisions of the Securities and Futures Act 2001 of Singapore (the “SFA”), which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions.

The laws of Singapore and of the United States differ in certain significant respects. The application of Singapore law, in particular, the Companies Act, may, in certain circumstances, impose more restrictions on us, our directors and officers than would otherwise be applicable to U.S. corporations, including those incorporated in Delaware. For example, the Companies Act requires a director to use reasonable diligence in the discharge of the duties of his or her office and, in certain circumstances, imposes liability for specified contraventions of particular statutory requirements or prohibitions. Additionally, under the Employment of Foreign Manpower Act 1990 of Singapore, we are also required to ensure that each foreign worker employed by us has a valid work pass, and in particular, the number of foreign workers employed under certain work passes (e.g. Work Permits and S Pass holders) are subject to a quota and certain other limitations. Generally, we are also required to take out mandatory insurance for accidents which arise in the course of an employee’s employment under the Work Injury Compensation Act 2019 of Singapore.

Any adverse material changes to the Singapore market (whether localized or resulting from global economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition.

During the fiscal years ended December 31, 2025 and December 31, 2024, most of our revenue was derived from our operations in Singapore. Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incident, may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower net sales due to weakened demand, unfavorable changes in product price/mix, or lower profit margins. For example, global economic downturns may adversely impact some of our customers who are particularly sensitive to business and consumer spending.

During economic downturns or recessions, there can be a heightened competition and increased pressure to reduce brokerage and trading fees as our customers may reduce their demand for our services. If we reduce brokerage and trading fees significantly, the result could be a negative impact on our financial condition or results of operations, profitability and cash flows.

An epidemic or outbreak of communicable diseases may also adversely affect our business, financial condition, results of operations and prospects. The COVID-19 epidemic resulted in a global health crisis, causing disruptions to social and economic activities, business operations and supply chains worldwide, including in Singapore. Measures taken by the Singapore government to tackle the spread of COVID-19 have included, among others, border closures, quarantine measures and lockdown measures. The COVID-19 outbreak and related government measures did not adversely affect our business.

However, in the event of a resurgence of COVID-19 and/or any other infectious diseases, if a substantial number of our employees are infected with and/or are suspected of being infected, and our employees are required to be quarantined and/or hospitalized, this may disrupt our ability to render services which may have a material adverse effect on our business operations and reputation of our Group.

We are subject to risks associated with operating in the rapidly evolving Southeast Asia, and we might therefore be exposed to various risks inherent in operating and investing in the region.

We derive some of our revenue from our operations in countries located in Southeast Asia, and we intend to continue to develop and expand our business and penetration in the region. Our operations in Southeast Asia are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:

●	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

●	the effects of inflation within Southeast Asia generally and/or within any specific country in which we operate may increase our cost of operations;

●	health epidemics, pandemics or disease outbreaks (including the COVID-19 outbreak) may affect our operations and demand for our services. For example, if the ports in certain Southeast Asia regions do not operate, no orders will be received from customers with vessels based in those ports, which could affect our revenue; and

●	political changes may lead to changes in the business, legal and regulatory environments in which we operate. Volatile political situations in certain Southeast Asian countries could impact our business. For example, in Myanmar, following the military taking power in February 2021, there have been and continue to be mass protests and instability disrupting business activities. In Thailand, the risk of protest movements continues to exist and may increase political instability. In Malaysia, there have been several changes in the governing party in the past few years.

Any disruptions in our business activities or volatility or uncertainty in the economic, political or regulatory conditions in the markets we operate in could adversely affect our business, financial condition, results of operations and prospects.

We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.

We are subject to various anti-corruption laws, including the Prevention of Corruption Act 1960, which prohibits any person from making improper gratification as an inducement to or reward for any person doing or forbearing to do anything in respect of any matter or transaction, or any member, officer or servant of a public body doing or forbearing to do anything in respect of any matter or transaction in which such public body is concerned. We may conduct business in countries and regions that are generally recognized as potentially more corrupt business environments. Activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various anti-corruption laws. We have implemented safeguards and policies to discourage these practices by our employees and agents but we cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees or agents. If our employees or agents violate our policies or we fail to maintain adequate record keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. Violations of the Prevention of Corruption Act 1960 or other anti-corruption laws, or allegations of any such acts, could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions. Those and any related shareholder lawsuits could lead to substantial civil and criminal, monetary and nonmonetary penalties and cause us to incur significant legal and investigatory fees which could adversely affect our business, combined financial condition and results of operations.

Risks Related to Our Class A Ordinary Shares

An active trading market for our Class A Ordinary Shares may not develop and could affect the trading price of our Class A Ordinary Shares.

Although our Class A Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “TGHL”, there can be no assurance that there will be an active, liquid public market for our Class A Ordinary Shares. The lack of an active market may impair your ability to sell your Class A Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your Class A Ordinary Shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling Class A Ordinary Shares and may impair our ability to acquire other companies or technologies by using our Class A Ordinary Shares as consideration. The Offer Price was determined by negotiations between us and the Underwriter and may not be indicative of the future prices of our Class A Ordinary Shares.

Our share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us.

There is no assurance that the market price for our Class A Ordinary Shares will not decline in the future. The prices at which our Class A Ordinary Shares will trade your purchase may fluctuate significantly and rapidly as a result of, among others, the following factors, some of which are beyond our control:

●	variation in our results of operations;

●	perceived prospects and future plans for our business and the general outlook of our industry;

●	changes in securities analysts’ estimates of our results of operations and recommendations;

●	announcements by us of significant contracts, acquisitions, strategic alliances or joint ventures or capital commitments;

●	the valuation of publicly-traded companies that are engaged in business activities similar to ours;

●	additions or departures of key personnel;

●	fluctuations in stock market prices and volume;

●	involvement in litigation;

●	general economic and stock market conditions; and

●	discrepancies between our actual operating results and those expected by investors and securities analysts.

There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

In addition, the stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly-traded companies. In the past, following periods of volatility in the market price of a particular company’s securities, an investor may lose all or part of his or her investment, and litigation has sometimes been brought against that company. If similar litigation is instituted against us, it could result in substantial costs and divert our senior management’s attention and resources from our core business.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

In addition to the risks addressed above in “— Our Class A Ordinary Share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us,” our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Class A Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our Class A Ordinary Shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines after our initial public offering or if such investors purchase shares of our Class A Ordinary Shares prior to any price decline.

Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

We are a “controlled company” within the meaning of the Nasdaq Stock Market listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We   are a “controlled company” as defined under the Nasdaq Stock Market listing rules because Chan Choon Yew Lester l, through his wholly-owned entities Initium Novum Capital Pte. Ltd., Vita Nova Ventures Pte. Ltd. and EMJ Capital Holdings Pte. Ltd., holds 100% of our outstanding Class B Ordinary Shares, which represents approximately 87.53% of the total voting power at the date of this annual report. Pursuant to our amended and restated memorandum and articles of association, an ordinary resolution to be passed at a shareholders’ meeting requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as making changes to our amended and restated memorandum and articles of association. As a result, Chan Choon Yew Lester will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders. In addition, for so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. We do not currently plan to utilize the exemptions available for controlled companies, but instead, we plan to rely on the exemption available for foreign private issuers to follow our home country governance practices. If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemptions for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may have conflicts of interest with our Controlling Shareholder and, because of our Controlling Shareholder’s significant ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

As of the date of this annual report, our Controlling Shareholder beneficially owns 100% of our outstanding Class B Ordinary Shares, representing approximately 87.53% of our total voting power in the aggregate. Accordingly, our Controlling Shareholder continues to be our controlling shareholder and may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our amended and restated memorandum and articles of association.

The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of our Class A Ordinary Shares and may prevent us from doing transactions that would be beneficial to you. Conflicts of interest may arise between our Controlling Shareholder and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Our Directors or executive officers may have conflicts of interest. Mr. Chan Choon Yew Lester is also the Company’s CEO, and Chairman of the Board of Directors and Director. As a result, these overlapping relationships could create or appear to create conflicts of interest when Mr. Chan Choon Yew Lester is faced with decisions with potentially different implications for him and us.

●	Sale of Ordinary Shares or assets in our Company. Upon expiration of the lock-up agreements that were signed with the Underwriter pursuant to our initial public offering and subject to certain restrictions under relevant securities laws and stock exchange rules, as well as other relevant restrictions, our Controlling Shareholder may decide to sell all or a portion of our Ordinary Shares that they hold to a third party, thereby giving that third party substantial influence over our business and our affairs. In addition, our Controlling Shareholder may decide to sell all or a portion of our Shares in the event of default of our Controlling Shareholder under any applicable debt or other obligations or otherwise becomes insolvent. Such a sale of our Shares or our assets could be contrary to the interests of our employees or our other shareholders. In addition, our Controlling Shareholder may also discourage, delay, or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their Shares as part of a sale of our Company and might reduce the price of our Shares.

We may require additional funding in the form of equity or debt for our future growth which will cause dilution in Shareholders’ equity interest.

We may pursue opportunities to grow our business through joint ventures, strategic alliance, acquisitions or investment opportunities. However, there can be no assurance that we will be able to obtain additional funding on terms that are acceptable to us or at all. If we are unable to do so, our future plans and growth may be adversely affected.

An issue of Class A Ordinary Shares or other securities to raise funds will dilute Shareholders’ equity interests and may, in the case of a rights issue, require additional investments by Shareholders. Further, an issue of Class A Ordinary Shares below the then prevailing market price will also affect the value of the Class A Ordinary Shares then held by investors.

Dilution in Shareholders’ equity interests may occur even if the issue of shares is at a premium to the market price. In addition, any additional debt funding may restrict our freedom to operate our business as it may have conditions that:

●	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to repayments of our debt, thereby reducing the availability of our cash flow for capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Volatility or uncertainty of the credit markets could limit our ability to borrow funds or cause our borrowings to be more expensive in the future. As such, we may be forced to pay unattractive interest rates, thereby increasing our interest expense, decreasing our profitability and reducing our financial flexibility if we take on additional debt financing.

Investors may not be able to participate in future issues or certain other equity issues of our Class A Ordinary Shares.

In the event that we issue new Class A Ordinary Shares, we will be under no obligation to offer those Class A Ordinary Shares to our existing Shareholders at the time of issue, except where we elect to conduct a rights issue. However, in electing to conduct a rights issue or certain other equity issues, we will have the discretion and may also be subject to certain regulations as to the procedures to be followed in making such rights available to Shareholders or in disposing of such rights for the benefit of such Shareholders and making the net proceeds available to them. In addition, we may not offer such rights to our existing Shareholders having an address in jurisdictions outside of Singapore.

Accordingly, certain Shareholders may be unable to participate in future equity offerings by us and may experience dilution in their shareholdings as a result.

We have no immediate plans to pay dividends.

We plan to reinvest all of our future earnings, to the extent we have earnings, in order to expand our product and services offerings and to cover operating costs and capital needs, and to otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. As we are a company with a limited operating history, we may not be able to generate, at any time, sufficient surplus cash that would be available for distribution to the holders of our Shares as a dividend. Therefore, you should not expect to receive immediate cash dividends on the Class A Ordinary Shares. Consequently, investors may need to rely on sales of their Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. In addition, the laws of the Cayman Islands impose restrictions on our ability to declare and pay dividends.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

Our Class A Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

On December 3, 2025, we received a letter from the Listing Qualifications staff of Nasdaq notifying the Company that the minimum bid price per share of our Class A ordinary shares was below $1.00 for a period of 30 consecutive business days and that we did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). The Nasdaq notification letter does not result in the immediate delisting of the Company’s ordinary shares, and our Class A ordinary shares will continue to trade uninterrupted under the symbol “TGHL.”

Nasdaq has provided us with a 180-calendar day compliance period, or until June 1, 2026 in which to regain compliance with Nasdaq’s minimum bid price requirement. In the event that we do not regain compliance prior to the expiration of the compliance period, Nasdaq will provide notice that our securities will be subject to delisting. If at any time during the Compliance Period, the closing bid price per share of our ordinary shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event we do not regain compliance by June 1, 2026, we may be eligible for an additional 180 calendar day grace period. To qualify, we will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. In the event that we do not regain compliance within the compliance period, our Class A ordinary shares would subject to delisting from Nasdaq and your investment would suffer significant loss and you could lose all your investment as a result.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Our Class A Ordinary Shares are listed on Nasdaq, and such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. Laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act of 2010, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and Nasdaq, will significantly increase our costs as well as the time that must be devoted to compliance matters. We expect that compliance with these laws, rules, regulations and standards will substantially increase our expenses, including our legal and accounting costs, and make some of our operating activities more time-consuming and costly. These new public company obligations also will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules, regulations and standards to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Shares, fines, sanctions and other regulatory actions and potential civil litigation.

If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

Prior to becoming a public company, we were a private company with limited accounting personnel and resources to address our internal controls over financial reporting. Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal controls over financial reporting.  However, in connection with the audits of our consolidated financial statements for the fiscal years ended December 31, 2023, 2024 and 2025 and as of December 31, 2024 and 2025, we and our independent registered public accounting firm identified material weaknesses in our internal controls over financial reporting as well as other control deficiencies for the above mentioned periods.  As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal controls over financial reporting. There is a reasonable possibility that a material misstatement in our annual or interim financial statements may not be prevented or detected on a timely basis. The material weakness identified is related to lack of sufficient personnel adequately trained in and have appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements. We are currently in the process of implementing several measures to address the material weaknesses identified, including expanding the capabilities of existing accounting and financial personnel by implementing regular and continuous U.S. GAAP training programs, and preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period-end financial closing process. We may incur significant costs in the implementation of these measures. We also having limited number of employees and resources leading to inadequate segregation of duties for certain key functions. We intend to continue enhancing our internal control environment through the implementation of additional financial reporting policies and procedures, increased oversight by management and the audit committee, greater use of system-based controls and automation, and the engagement of additional accounting and finance resources as our operations grow.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal disclosure controls and procedures over our financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in our reports that we will file with the SEC will be recorded, processed, summarized, and reported within the time periods and as otherwise specified in SEC rules, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal Executive Officers and financial officers. We are also continuing to improve our internal controls over financial reporting.

Ensuring that we have effective disclosure controls and procedures and internal controls over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be re-evaluated frequently. Our internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Beginning with our second annual report on Form 20-F after we become a company whose securities are publicly listed in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to make a formal assessment of the effectiveness of our internal controls over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal controls over financial reporting issued by our Independent Registered Public Accounting Firm. During our evaluation of our internal controls, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. Any failure to maintain internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition, or results of operations.

Investors may have difficulty enforcing judgments against us, our Directors and management.

THE GROWHUB LIMITED is incorporated under the laws of the Cayman Islands and a majority of our directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

Harney Westwood & Riegels Singapore LLP, our counsel with respect to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, and entertain original actions brought in each respective jurisdiction against us or our Directors or officers predicated upon the securities laws of the United States or any state in the United States. In addition, there is uncertainty regarding Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule of making such a determination in relation judgments obtained from the U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Further, shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company, the register of mortgages and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our Directors are not required under our amended and restated memorandum and articles of association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands (which is our home country), also differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our Board of Directors or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Description of Share Capital—Differences in Corporate Law”.

Also, our principal executive offices and substantially all of our assets are located in Singapore. It is possible that the Singapore courts may not (i) recognize and enforce judgments of courts in the United States, based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States; or (ii) enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment (that is, in general, a judgment that makes a final determination of rights between the parties and cannot be re-opened or altered by the court that delivered it, or be overridden by another body not being an appellate or supervisory body, although it may be subject to an appeal) in the federal or state courts of the United States (provided that it has jurisdiction over the parties subject to such judgment) under which a fixed or ascertainable sum of money is payable, may generally be enforced as a debt in the Singapore courts. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment or earlier foreign judgement recognized in Singapore that is binding on the same parties; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

Our corporate affairs are governed by the amended and restated memorandum and articles of association, by the Companies Act and common law of Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and our amended and restated memorandum and articles of association. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. For instance, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the Companies Act may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, Directors and principal Shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our Shareholders may not know on a timely basis when our officers, directors and principal Shareholders purchase or sell our Ordinary Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our outstanding voting securities are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, Directors, Executive Officers and Controlling Shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

As a foreign private issuer, we do not expect to be subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

As a foreign private issuer, we are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow Cayman Islands corporate law with regards to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

In addition, our Audit Committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to the Company under relevant SEC rules. Nasdaq’s  corporate governance rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of shares, which the Company is not required to follow as a foreign private issuer. However, , we will voluntarily have a majority of independent directors and our audit committee consists of three independent directors .

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in the Class A Ordinary Shares to significant adverse U.S. income tax consequences.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this annual report captioned “Material U.S. Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

We may regularly encounter potential conflicts of interest, and our failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; (v) our clients and our employees, (vi) us and our Controlling Shareholder and their controlling entities, or (vii) our dealer-shareholders and our other shareholders. As we expand the scope of our business and our client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place internal control and risk management procedures that are designed to identify and address conflicts of interest, including a procedure for presenting potential conflicts of interest to the audit committee of our Board of Directors. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family or close friend(s) or business associate(s)) interferes, or even appears to interfere, with the interests of our company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of his or her family or a close friend(s) or business associate(s)) takes actions or has interests that may make it difficult to perform his or her work for our Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family or close friend(s) or business associate(s)) receives improper personal benefits as a result of his or her position in our Company.

Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from our audit committee. All other employees are required to approach our Chief Executive Officer or our Chief Financial Officer if they have any questions about reporting a suspected conflict of interest.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Ordinary Shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have a dual class ordinary share structure. Our Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A and Class B Ordinary Shares have the same rights, including dividend rights, except that holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to ten votes per share, and Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares by the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances. Upon the transfer of any Class B Ordinary Share by a holder thereof to any person other than certain permitted transferees or a change in beneficiary owner of such Class B Ordinary Shares, such Class B Ordinary Share will be automatically and immediately converted into one Class A Ordinary Share.

As of the date of this annual report, Chan Choon Yew Lester beneficially owns all of our Class B Ordinary Shares representing approximately 87.53% of the aggregate voting power of our total issued and outstanding share capital. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A Ordinary Shares.

Item 4. Information on the Company

A. History and Development of the Company.

For the history and development of the Company, please refer to “Item 3. Key Information—Our Corporate History.”

On August 28, 2025, our Class A Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “TGHL.” On August 29, 2025, we closed our initial public offering. We raised $15million in gross proceeds from our initial public offering, before deducting underwriting discounts and other related expenses.

Corporate Information

Our principal executive office is located at 1 Paya Lebar Link 4th Floor, Paya Lebar Quarters One, Singapore 408533. Our registered office in the Cayman Islands is located at Our registered office in the Cayman Islands is located at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KY1-1002 Cayman Islands, and the phone number of our registered office is +65 8899 0760. We maintain corporate websites at https://thegrowhub.co/. The information contained in, or accessible from, our websites or any other website does not constitute a part of this annual report. Our agent for service of process in the U.S. is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview.

Our Company operates at the intersection of technology, supply chain management, and environmental sustainability. We have developed a dual-focus approach addressing two critical global challenges: food supply chain integrity and climate change mitigation.

Our business comprises two main divisions:

1.	Traceability and Authenticity Solutions – our foundational business, providing technology-enabled traceability for food and consumer products across the supply chain; and
2.	Carbon Project Development – an expanding division that develops high-integrity carbon credit projects, including nature-based solutions and emissions reduction initiatives, leveraging our experience in data verification and government partnerships.

Industry Overview

Food Traceability Market

According to Insight Ace Analytic, the global food traceability market was valued at approximately USD 24.98 billion in 2025 and is projected to reach USD 70.67 billion by 2035, growing at a CAGR of 11.4%. Consumer demand for transparency and safety, along with stricter government regulations, is driving adoption globally.

The rise of food adulteration and foodborne diseases has highlighted the need for comprehensive traceability systems. According to the World Bank’s 2019 report, The Economic Burden of Foodborne Diseases, total productivity loss in low- and middle-income countries was approximately USD 95.2 billion, with annual treatment costs of USD 15 billion. By implementing traceability solutions, companies can enhance supply chain efficiency, minimize food fraud, improve product quality, reduce waste, and build consumer trust.

Carbon Markets and Nature-Based Solutions

The global carbon credit market is experiencing significant growth. Industry reports project the voluntary carbon market to reach USD 50–100 billion by 2030, driven by corporate net-zero commitments, Article 6 of the Paris Agreement, and increasing regulatory pressure. Nature-based solutions—including reforestation, afforestation, and improved forest management—are gaining particular traction.

Demand is shifting from low-cost avoidance credits toward high-integrity removal credits, with removals projected to grow at approximately 56% CAGR. Asia accounts for more than half of global emissions while hosting some of the world’s most significant natural carbon sinks, representing a substantial opportunity for carbon project development. Governments across the region are actively structuring cooperation projects under Article 6, moving from framework to implementation.

OUR CORPORATE VISION AND MISSION

Our vision is to empower the world to consume with confidence.

Our mission is to enhance transparency throughout the supply chain by harnessing advancing technology, fostering trust, and amplifying stakeholder voices. Building on this foundation, we have expanded our mission to include climate action through the development of high-integrity carbon projects that support global sustainability goals.

OUR SOLUTIONS

Traceability and Authenticity Solutions

Our traceability solutions provide comprehensive tracking of products from origin to consumer. We equip organizations with tools to verify product authenticity, combat counterfeiting, and ensure supply chain integrity.

How Our Traceability Solutions Work

Our system captures data at key points across the supply chain, including harvesting, processing, distribution, and retail. Data collected may include product condition, location, temperature, and other relevant metrics. Each checkpoint can be supported by certificates, reports, and data from third-party applications and devices.

Once data is uploaded, it undergoes a validation process to ensure accuracy and completeness, after which it is recorded in a tamper-proof manner. Our system integrates with a wide range of third-party applications and devices, with data validation protocols mitigating risks related to the quality and consistency of third-party data inputs.

Key Solutions

●	Traceability Solution – enables organizations to track products from raw materials to final product. Includes a consumer-facing web application that displays product provenance via QR code, customizable by language and location.
●	Anti-Counterfeit Solution – monitors product movements using geolocation-logged labels and unique authentication keys. Consumers are warned if a key has been tampered with or used before.
●	Carbon Management Solution – helps organizations track carbon emissions across manufacturing, logistics, and energy consumption using client-provided data and IoT device integration. We collaborate with reputable audit firms to independently verify client data.

Carbon Project Development

Building on our experience in data verification and government partnerships, we develop high-integrity carbon credit projects focusing on:

●	Nature-Based Solutions – reforestation, afforestation, and improved forest management projects that generate removal credits with biodiversity and community co-benefits;
●	Government Partnerships – working with national and sub-national governments to operationalize Article 6 cooperation agreements under the Paris Agreement;
●	Technology-Enabled Verification – deploying data verification capabilities to monitor project performance and ensure the integrity of emissions reduction claims.

We have active carbon project collaborations with governments including Bhutan, Indonesia, and Bosnia and Herzegovina.

MARKET OPPORTUNITY

The food traceability market in Asia Pacific continues to expand rapidly. According to KBV Research, the region’s food traceability market is expected to witness a growth rate of 9.6% CAGR from 2023 to 2030. The United Nations Population Fund estimates that Asia Pacific is home to 60% of the world’s population, and we believe this large population base fuels demand for traceability technologies and services.

Concurrently, the carbon credit market in Asia presents a complementary growth opportunity. As governments implement carbon pricing mechanisms and corporate buyers seek verified, high-quality credits, we believe our government partnerships and verification capabilities position us well to capture value in this emerging market.

MONETIZATION STRATEGY

We generate revenue from traceability solutions through service-based fees, technology enhancements, data analytics, and IT consultancy services. For the years ended December 31, 2025 and 2024, IT consultancy services represented 31% and 74% of our total revenue, respectively.

For carbon project development, we generate revenue through project development fees, carbon credit sales, and government partnership arrangements.

STRATEGIC PARTNERSHIPS

We have strategically partnered with governmental organizations and academic institutions worldwide:

●	Bhutan (March 2026) – commenced a pilot trial for traceability solutions on agricultural products, with discussions ongoing for carbon project collaboration.
●	Japan (January 2026) – entered a comprehensive definite agreement with Kyoto Sangyo University for joint research on AI applications for carbon projects and entrepreneurship education.
●	Bosnia and Herzegovina (September 2025) – entered a strategic partnership focused on nature-based carbon projects under Article 6.
●	Vietnam (July 2024) – memorandum of understanding to introduce food traceability systems for local premium produce.
●	Indonesia – discussions underway for traceability technology and potential carbon project collaboration.

OUR COMPETITIVE STRENGTHS

Established Government Partnerships

Our relationships with governments such as Bhutan, Australia, Bosnia and Herzegovina, and Japan provide political goodwill and client referrals. Many of our clients come through government referrals. When government agencies endorse our solutions, businesses take notice.

Dual-Revenue Business Model

Our business model is built on two complementary revenue streams: traceability solutions (service-based fees, technology enhancements, data analytics, IT consultancy) and carbon project development (project development fees, carbon credit sales, government partnership arrangements). This diversifies our income sources and provides resilience across market cycles.

Experienced Management Team

Our senior management team comprises seasoned professionals with years of collaboration with government officials and political leaders. We understand the delicate balance between business interests and public policy, navigating political dynamics, regulatory frameworks, and cultural nuances effectively.

Global Footprint with Local Expertise

Our solutions span multiple countries, adapting to local languages, regulations, and cultural nuances while maintaining global standards. Whether tracking agricultural products from Bhutan or developing carbon projects in Bosnia and Herzegovina, our approach adapts to local conditions.

OUR BUSINESS STRATEGIES AND FUTURE PLANS

Geographic Expansion with Government-First Approach

Our strategic approach to expansion focuses on collaboration with government entities and academic institutions. We have developed robust ties in Australia, Bhutan, Japan, Singapore, Vietnam, Indonesia, Malaysia, and Bosnia and Herzegovina. Over the next two years, our primary focus will be on expanding our carbon project pipeline across Asia and Europe, while continuing to grow our traceability solutions in existing and new markets.

Carbon Project Pipeline Development

Our immediate priorities include advancing existing agreements with Bosnia and Herzegovina, Bhutan, and Malaysia from feasibility to implementation; expanding government partnerships to additional jurisdictions seeking Article 6 cooperation; and securing corporate offtake agreements to provide upfront project financing.

Deepening Market Presence

We will intensify efforts in existing markets by expanding traceability solutions to additional products, scaling carbon projects from pilot to commercial implementation, and leveraging government partnerships to secure referrals.

Strategic Academic Partnerships

Our collaboration with Kyoto Sangyo University, formalized in January 2026, remains a cornerstone of our innovation strategy, focusing on joint research for AI applications in carbon projects. We will explore similar academic partnerships in other jurisdictions.

Sales and Marketing

Our sales approach is relationship-driven and government-centric. We acquire clients primarily through referrals from governmental organizations with whom we collaborate. These referrals stem from our reputation for delivering value and successful project execution. In our carbon project development business, we engage directly with government ministries to structure partnerships under Article 6 of the Paris Agreement. In our traceability solutions business, government endorsements drive client acquisition.

Research and Development

We partner with leading universities (e.g., Kyoto Sangyo University), and other technology firms for AI related development or specific hardware integration. Most of our research and development are conceptualised in-house, and if there are collaborations, we typically retain the intellectual property rights.

Competition

In our traceability solutions business, competitors include other technology providers. However, many lack the government endorsements we have developed over years of collaboration with national and sub-national governments. In our carbon project development business, our established government partnerships under Article 6 of the Paris Agreement create significant barriers to entry. Once we enter into a government partnership for a carbon project, that relationship ensures long-term exclusivity and prevents competitors from entering the same project area in the short to medium term. We believe our government-first approach is a sustainable competitive advantage that is difficult to replicate.

Insurance

As of the date of this annual report, we maintain insurance coverage to safeguard against potential risks and liabilities associated with our businesses and operations. We hold travel insurance for senior management who travel internationally for business purposes, covering medical emergencies, trip cancellations, and other travel-related risks. We also maintain directors and officers liability insurance, which provides coverage for our directors and officers against claims arising from alleged wrongful acts in their capacity as corporate fiduciaries, including breaches of duty, negligence, and other governance-related matters. We believe our insurance coverage is adequate for our current operations and is consistent with industry practice for companies of our size and stage.

Intellectual Property

Trademark

We hold the following registered trademark which is material to our business:

Country	Registered Owner	Trademark	Registration Date	Trademark Number	Class
Singapore	GrowHub Innovations Singapore		May 5, 2023	40202209433Y	35

Domain

We have a registered domain, https://thegrowhub.co/. The information contained on this website is not a part of this annual report.

Since our inception, there have not, to our knowledge, been any infringements of intellectual property rights owned by the Company, including but not limited to any claims and threatened claims or proceedings initiated by us; and we have not been subject to any third party claims relating to intellectual property made against us.

As of the date of this annual report, we have not entered into any licensing agreements relating to our intellectual property with any third parties; and except for off the shelf software, we do not license intellectual property from any third party.

Employees

As of December 31, 2025, we had a workforce of 7 employees who are located in Singapore. The following table sets forth the number of our employees as of December 31, 2025 by function:

	Number	% of Total
Management(Note)	2	29%
Technology	1	25%
Business development, operations and sales	2	29%
Administration and finance	1	14%
Client relations	1	14%
Total	7	100%

Note: Our Chief Executive Officer and Chief Financial Officer are also responsible for overseeing the finance of our Group.

Our success depends, in part, on our ability to attract, retain and motivate qualified employees that share our values. We place great emphasis on our corporate culture to ensure that we maintain consistently high standards where we operate. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

We enter into standard labor contracts and confidentiality agreements with our employees.

Properties

Our principal place of business is located at 1 Paya Lebar Link, 4th Floor, Paya Lebar Quarters 1, Singapore 408533. Our Singapore office is leased under 2 leases which will expire on February 29, 2028. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. The Company is and has not been a party to any litigation, arbitration or administrative proceedings that we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations, and, insofar as we are aware, no such litigation, arbitration or administrative proceedings are pending, threatened, or contemplated.

REGULATIONS

We are subject to all relevant laws and regulations of Singapore and may be affected by policies which may be introduced by their respective governments from time to time. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that materially affect our operations, including the licenses, permits and approvals typically required for the conduct of our business, and the relevant regulatory bodies, below.

As of the date of this annual report, our Directors believe that we are not in breach of any laws or regulations applicable to our business operations that would materially affect our business operations, and our Group is in compliance with all the applicable laws and regulations that are material to our business operations. The Group may be subject to certain fines/penalties arising from its ordinary course of business from time to time.

Singapore

Regulations on Employment

The rights of all employees employed under a contract of service with our Company and its subsidiaries are governed under the Employment Act 1968 of Singapore (“Employment Act”) in particular, their rights to annual leave, sick leave and maternity leave, amongst others. In respect of (a) workmen who receive salaries not exceeding S$4,500 a month and (b) employees (other than workmen or persons employed in a managerial or an executive position) who receive salaries not exceeding S$2,600 a month, the Employment Act governs additional aspects of their conditions of service such as hours of work, overtime and rest day, amongst others.

Regulations on Data Protection and Information Security

The Personal Data Protection Act 2012 of Singapore (“PDPA”) governs the collection, use and disclosure of the personal data of individuals by organizations, and is administered and enforced by the regulator, the Personal Data Protection Commission. The PDPA sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data. A failure to comply with any of the above can subject an organization to a fine of up to the higher of S$1,000,000 or, 10% of the organization’s annual turnover in Singapore (for an organization whose annual turnover in Singapore exceeds S$10,000,000).

Regulations on Anti-Money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (“CDSA”) provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002 of Singapore (“TSOFA”) is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

C. Organizational Structure.

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment.

See “—B. Business Overview—Properties.”

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our combined financial statements and consolidated financial statements and the related notes included in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A. Operating Results.

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, the following discussion and analysis in this section and throughout this prospectus contains forward-looking statements that involve risks, uncertainties and assumptions. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

THE GROWHUB LIMITED is an investment holding company incorporated on April 12, 2024 under the laws of the Cayman Islands. Headquartered in Singapore, THE GROWHUB LIMITED and its subsidiaries (collectively termed “the Company”) span the Asia Pacific region and render both services and sale of goods to its customers. Along with the provision of a product traceability service for companies, the Company trades in food, agriculture, skincare, and other products, and provides IT professional services.

Prior to 2023, the Company provided professional services in the form of software development and consultancy services through its IT consultancy division of in-house developers. In 2023, management undertook a strategic review and made a transformative shift to develop the revolutionary GrowHub Platform (the “Platform”) into a Software-as-a-Service (“SaaS”) model. This strategic move provided the Company with its newest business Division – the GrowHub Platform, marking a significant milestone in the Company’s journey to providing and implementing cutting-edge traceability technology solutions. From the third quarter of 2023, the Platform was quickly launched, and external customers were onboarded.

In addition to the professional and subscription services mentioned, the Company, through its subsidiary GrowHub Apac, engages in the trade of food, skincare and other fast-moving consumer goods by utilizing its network in Australia, Japan, Malaysia and Singapore to expand in the Asia Pacific region.

On August 23, 2024, in preparation for this offering, our Group completed an internal reorganization pursuant to which GrowHub Innovations Singapore ultimately became a wholly-owned subsidiary of GrowHub BVI, and GrowHub BVI became a wholly owned subsidiary of GrowHub Cayman. Upon completion of the aforementioned, the Company became the ultimate holding company of our operating subsidiaries.

Business Divisions

The Company operates through the following business divisions: the GrowHub Platform, the Product Trading Division and the IT Consultancy Division.

1.	GrowHub Platform

The Platform is built on a Software-as-a-Service (“SaaS”) model making it easily available and scalable to organizations from start-ups to large enterprises. Food suppliers, distributors, retailers, and other stakeholders pay a recurring fee to access the Platform’s three key features:

●	Traceability Solution;

●	Anti-counterfeit Solution; and

●	Carbon management Solutions.

Subscription tiers may vary based on the features selected, the level of functionality and usage volume required by the customer, offering scalability and flexibility to meet diverse business needs. Monthly subscriptions range from US$160 to US$300. We will be focusing our attention on attracting and onboarding more customers in 2025.

2.	Product Trading Facilitation

Prior to and during 2023, the Company operated a normal trading operation where we purchased goods and sold them to our customers on a wholesale basis. Moving forward to 2024, we focused more on facilitation of trade where customers can consign their goods to the Company, fully utilizing the Company’s distribution network in the Asia Pacific region. Due to our expansive network of suppliers and retailers, we will be able facilitate seamless placement of products from our Platform in both traditional retail and increasingly popular online channels. By analyzing transaction data, consumer behavior patterns, and market trends inherent to the Platform, the Company will utilize artificial intelligence (“AI”) technology to develop optimum product placement strategies and actionable insights that can maximize revenue generation for the Company and our network of partners. Using AI, our system gathers data from the QR code scans, various ecommerce websites where our products are sold, as well as transaction records. From there, our AI system integrates disparate data sets, ensuring comprehensive and consistent data for analysis. AI algorithms detect and correct errors and standardize them to ensure accuracy and reliability for analyses.

Our AI models analyze historical data to predict future trends. The analytics enable our clients to better understand the preferences of consumers, their interaction frequencies, and from these data to forecast future sales. These insights help our clients tailor their marketing strategies to more effectively target their desired market segment, increasing the chances of successful engagement and sales. This division will also be poised to trade any newly launched products developed at the GrowHub Innovation Centre. This Division has ceased operation since January 1, 2026 due to its low margin consideration.

3.	IT Consultancy Services

The Company has an in-house technology team that is able to provide a range of professional services to customers in the form of software development and consultancy services. It generates revenue in the form of both customized projects as well as retainer fees.

Key Factors Affecting the Results of Our Group’s Operations

Our operating results are primarily affected by those factors set out in the section titled ‘‘Risk Factors’’ in this prospectus and those set out below:

Environmental, Social and Governance (“ESG”) Changes and Enforcement

ESG refers to a set of criteria used by investors and stakeholders to evaluate a company’s sustainability and ethical practices. On a global level, ESG is being championed by various stakeholders, including governments, businesses, investors and civil society. Certain countries in APAC, such as Japan, China, Singapore and Australia have already introduced guidance for listed companies on disclosure of ESG-related information in their annual reports. Corporate leaders are also voluntarily adopting ESG principles and practices as part of their business strategies as they recognize the importance of sustainability, ethical conduct and good governance for long term value creation, risk management and stakeholder engagement. As society in general becomes more conscious of what they are consuming, they will decide to learn more about the origin of the food products and utilize the traceability function provided by companies on the Platform. This in turn will drive more companies to implement and account for sustainability initiatives across their supply chain, accelerating the growth of the Company.

Investments in Artificial Intelligence and Data Analytics

We are committed to staying at the forefront of technological advancements, and our ongoing investment in AI ensures that we can continue to innovate and enhance our Platform, providing a better user experience. Investment in data analytics ensures that we remain agile, customer-centric and provide value to companies and individual consumers. Armed with the AI-driven analytics, we can better tailor our product offerings to meet specific customer needs and drive further adoption.

Inflation

Inflation may impact the cost of the food products globally, potentially leading to compressed profit margins. Inflation tends to drive up the prices of the raw materials needed in food products, eventually leading to an increase in cost at each step of the supply chain. This increase in food product costs can be attributed to various factors, including adverse weather conditions such as droughts, floods, hurricanes or other natural disasters which can damage crops, reduce yields and disrupt supply chains. When supply decreases, prices tend to rise. Fluctuations in energy prices, particularly crude oil prices, can impact transportation and production costs as well. These prices may be passed on to consumers. However, in the fiercely competitive environment, we may encounter challenges when attempting to pass on increased food product costs to customers through higher product prices. Consumers and businesses alike are often sensitive to price changes, and aggressive pricing strategies may negatively affect our revenue and our costs.

Fluctuation in exchange rates

We operate in multiple markets, which exposes us to the effects of fluctuations in currency exchange rates as we report our financials and key operational metrics in SGD. In the event that such fluctuations in the relevant foreign currency are substantial and we are unable to pass on our costs to our customers, our earnings, financial position, and results of operation may be affected.

Critical Accounting Policies

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to “Note 2 — Summary of significant accounting policies” to the consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our critical accounting policies.

Revenue recognition

The Company accounts for its revenue under ASC Topic 606, Revenue from Contracts with Customers. The five-step model defined by ASC Topic 606 requires the Company to:

(1) identify its contracts with customers;

(2) identify its performance obligations under those contracts;

(3) determine the transaction prices of those contracts;

(4) allocate the transaction prices to its performance obligations in those contracts; and

(5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services.

Professional service revenue

Professional service revenue is generated through one-time or non-recurring projects with existing or new customers. Consultancy advisory services include feasibility studies and proposal of technology solutions that enhance the customers’ distribution networks and outreach of their products or services in Asia. Other projects include customized development works for specific needs of the clients, AI-based data analytics and market intelligence. A written service agreement detailing the scope of consultancy advisory services, defined milestones, performance obligations delivery, contractual value, and payment terms, is signed by both customer and the Company (service provider) prior to the commencement of the project. The service revenue contract is priced at a fixed fee rate for each performance obligation. The chargeable fee is based on a competitive market rate for a similar service offer. The revenue is recognized upon achieving the agreed project milestones and fulfilling the contractual obligations.

Platform subscription revenue

Platform subscription revenue is generated from the Company’s proprietary Web3 enabled cloud-based platform that offers users access to the platform for traceability and data analytics across the entire value chain. Web3 is a new iteration of the World Wide Web which incorporates concepts such as decentralization, blockchain technologies, and token-based economics. The GrowHub Platform embraces the principles of Web3 by utilizing blockchain, with an aim to ensure that products are traceable across the supply chain, from production to consumer, facilitating transparency and trust. Currently, the core of Web3 concept and feature for our platform – blockchain-based traceability – is fully operational. The GrowHub Platform conforms to open standards for Web3, such as the ERC 1155 standard. An open standard is a publicly accessible and usable specification that ensures interoperability and flexibility across different systems and platforms; and the ERC 1155 standard is a token standard on the Ethereum blockchain that allows for the creation and management of multiple types of tokens, both fungible and non-fungible, within a single smart contract. In addition, some of our services which are yet to be enabled on the platform are designed with the capability to be operated by our clients directly on blockchain through our smart contracts, which aligns with Web3 principles by leveraging blockchain technology, smart contracts, and open standards to create a decentralized, interoperable, and user-empowered platform.

For generation of platform subscription revenue, a written software subscription service agreement detailing the extent of access rights granted, duration of the access, contractual value, and payment terms, is signed by both customer and the Company (SaaS provider). The subscription revenue contract is priced at per user login. Under this per-active user pricing model, customers pay a predetermined fee for each login user who actively uses the Company’s SaaS product within a defined period, typically monthly or annually. The SaaS revenue is recognized ratably over the agreed subscription period.

Sales of goods

Transaction-based revenue generated through delivery of identified goods to customers at the agreed price. The Company acts as a pass-through and therefore minimizes the risk of inventory. Customers place orders via the Company’s in-house ecommerce platform or external ecommerce marketplaces. Upon successful delivery of non-defective goods and accepts the good in the original state with no demand of refund or good return by the customer, revenue is recognized.

Consignment sales

Acting as principal

Transaction-based revenue is generated through the sale of goods to end customers, at the point control transfers under a consignment arrangement. The Company acts as the principal, retaining control and inventory risk until the sale is made. Revenue is recognized at the agreed retail price less any applicable consideration paid to the consignee (e.g., commission or fees) upon the completion of the sales transaction to the end customer.

Acting as agent

Transaction-based revenue is generated through assisting the Consignor (i.e. Supplier) to place out its product portfolio over the distribution network of Consignee (channel partners). Upon the successful delivery and acceptance of goods by the end customer, an agreed-upon agency fee is deposited into the Company’s designated bank account. Consignment sales is recognized at net basis upon the completion of the sales transaction to the final consumer.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. These principles require us to make certain estimates and judgments that affect the amounts reported in our consolidated financial statements.

Recent Accounting Pronouncements

A discussion of recent accounting pronouncements is included in “Note 2—Summary of Significant Accounting Policies to our audited consolidated financial statements” included elsewhere in this prospectus.

Results of Operations

The following table summarizes the consolidated results of our operations for the year ended December 31, 2024, and 2025, respectively.

	For Years Ended December 31,
	2024	2025		Variance
	SGD	SGD	USD	SGD	% Change
Revenue	237,014	83,032	64,574	(153,982)	(64.97)%

Purchases and other direct costs	(166,694)	(99,519)	(77,396)	67,175	(40.30)%
Inventory write-off	(112)	(1,675)	(1,303)	(1,563)	1,395.54%
Employee benefits expenses	(850,806)	(1,484,837)	(1,154,758)	(634,031)	74.52%
Professional fees	(621,563)	(12,911,970)	(10,041,639)	(12,290,407)	1,977.34%
Depreciation and amortization expenses	(27,899)	(44,162)	(34,345)	(16,263)	58.29%
Operating lease expenses	(71,094)	(125,625)	(97,699)	(54,531)	76.70%
Other expenses	(808,971)	(2,338,978)	(1,819,023)	(1,530,007)	189.13%
Loss from operations	(2,310,125)	(16,923,734)	(13,161,589)	(14,613,609)	632.59%

Non-operating income (expense):
Other income (expense), net	102,042	(96,886)	(75,348)	(198,928)	(194,95)%
Loss on disposal of plant and equipment	-	(89,375)	(69,507)	(89.375)	-
Interest expense	(159,482)	(90,807)	(70,621)	68,675	(43.06)%
Total non-operating expense, net	(57,440)	(277,068)	(215,476)	(219,628)	382.36%

Loss before tax expense	(2,367,565)	(17,200,802)	(13,377,065)	(14,833,237)	626.52%

Income tax credit	3,750	215	167	(3,535)	(94.27)%
Net loss	(2,363,815)	(17,200,587)	(13,376,898)	(14,836,772)	627.66%

Revenue

Our revenue consists of three main categories. The following table provides financial information for each of these operating groups.

	For Years Ended December 31,
	2024	2025		Variance
	SGD	SGD	USD	SGD	% Change
Revenue:
Professional service revenue	175,510	25,598	19,907	(149,912)	(85.42)%
Subscription revenue	21,712	23,556	18,320	1,844	8.49%
Sale of goods	37,990	33,878	26,347	(4,112)	(10.82)%
Consignment sales	1,802	-	-	1,802	100.00%
Total	237,014	83,032	64,574	(153,982)	(64.97)%

Revenue as a percentage of total:
Professional service revenue	74%	31%	31%
Subscription revenue	9%	28%	28%
Sale of goods	16%	41%	41%
Consignment sales	1%	-%	-%
Total	100%	100%	100%

Our principal revenue sources for the years ended December 31, 2024 and 2025 were professional services, Platform subscription, sale of goods and consignment sales. Our total revenue decreased by S$153,982, or 64.97%, from S$237,014 for the year ended December 31, 2024, to S$83,032. The decrease was primarily due to weaker professional services revenue.

Professional service revenue decreased by S$149,912, or 85.42%, from S$175,510 for the year ended December 31, 2024 to S$25,598 for the year ended December 31, 2025. The drop was primarily due to the shortage of IT consultancy and software implementation projects awarded and recognized. However, our clients still increasingly sought customized solutions and advisory services tailored to their digital transformation objectives, driving higher engagement and billings in the coming year.

Subscription revenue remain consistent with a minor increase of S$1,844, or 8.49%, from S$21,712 for the year ended December 31, 2024 to S$23,556 for the year ended December 31, 2025. We continue onboarding new enterprise customers seeking our traceability and anti-counterfeit technologies.

Revenue from the sale of goods remain consistent with a minor decrease of S$4,112, or 10.82%, from S$37,990 for the year ended December 31, 2024, to S$33,878 for the year ended December 31, 2025.

Consignment sales decreased by S$1,802, or 100%, to nil for the year ended December 31, 2025. Consignment sales plan has ceased during the year due to margin too low.

Our purchases and other direct costs decreased by S$67,175, or 40.30%, from S$166,694 for the year ended December 31, 2024, to S$99,519 for the year ended December 31, 2025. The decrease was primarily due to the decrease in software development costs.

Our inventory write-offs increased by S$1,563 or 1,395.54%, from S$112 for the year ended December 31, 2024, to S$1,675 for the year ended December 31, 2025. The increase was primarily due to more consumable stocks obsolete.

Our employee benefits expenses increased by S$634,031, or 74.52%, from S$850,806 for the year ended December 31, 2024, to S$1,484,837 for the year ended December 31, 2025. The increase was primarily attributable to the increase head count and staff cost for buildup entire management and technology team in 2025.

Our Professional fees increased by S$12,290,407, or 1,977.34%, from S$621,563 for the year ended December 31, 2024, to S$12,911,970 for the year ended December 31, 2025. The significant increase was due to the business and relationship development, marketing, and technology consultancy service after the IPO.

Our depreciation and amortization expenses increased by S$16,263, or 58.29%, from S$27,899 for the year ended December 31, 2024, to S$44,162 for the year ended December 31, 2025. The increase was due to the new plant and equipment depreciating in 2025.

Our operating lease expenses increased by S$54,531, or 76.70%, from S$71,094 for the year ended December 31, 2024, to S$125,625 for the year ended December 31, 2025. The increase was mainly due to higher rental rates following the renewal of our office and operational space leases to accommodate business expansion.

Our other expenses increased by S$1,530,007, or 189.13%, from S$808,971 for the year ended December 31, 2024, to S$2,338,978 for the year ended December 31, 2025. The increase was primarily attributable to the write-off of intangible assets of S$1,990,000 due to technology outdated by fast pace developing in the market.

Liquidity and Capital Resources

	For Years Ended December 31,
	2024	2025		Variance
	SGD	SGD	USD	SGD	% Change
Liquidity and capital resources:
Cash and cash equivalents at the beginning of the year	15,013	546,288	424,848	531,275	3,538.77%

Net cash used in operating activities	(3,288,867)	(14,040,955)	(10,919,652)	(10,752,088)	326.92%
Net cash used in investing activities	(32,419)	(5,523)	(4,296)	26,896	(82.96)%
Net cash generated from financing activities	3,853,603	14,435,089	11,226,171	10,581,486	274.59%
Foreign currency translation	(1,042)	229,029	178,116	230,071	(22,079.75)%

Net increase in cash and cash equivalents	531,275	617,640	480,339	86,365	16.26%

Cash and cash equivalents at the end of the year	546,288	1,163,928	905,187	617,640	113.06%

Cash Flows from Operating Activities

For the year ended December 31, 2025, net cash used in operating activities was S$14,040,955, compared to net cash used in operating activities of S$3,288,867 during the year ended December 31, 2024.

For the year ended December 31, 2025, net cash used in operating activities was attributed to the net loss of S$17,200,587, adjusted for non-cash items which included depreciation of plant and equipment, amortization of intangible assets, inventory written off, loss on disposal of plant and equipment, loss on lease termination, intangible assets written off, interest on working capital loan, provision for expected credit losses and operating lease expenses, totaling S$2,341,644. This was offset against net cash inflow arising from the net change in operating assets and liabilities of S$817,988.

For the year ended December 31, 2024, net cash used in operating activities was attributed to the net loss of S$2,363,815, adjusted for non-cash items which included depreciation of plant and equipment, amortization of intangible assets, provision for stock obsolescence, interest on working capital loan, provision for expected credit losses and operating lease expenses, totaling S$262,462. This was offset against net cash outflow arising from the net change in operating assets and liabilities of S$935,897.

Cash Flows from Investing Activities

For the year ended December 31, 2025, net cash used in investing activities was S$5,523, compared to net cash used in investing activities of S$32,419 during the year ended December 31, 2024.

Net cash used in investing activities for the year ended December 31, 2025, consisted of purchase of plant and equipment of S$1,597 and S$12,791 for the acquisition of subsidiary under common control. This is partially offset by proceeds from disposal of plant and equipment of S$8,865.

Net cash used in investing activities for the year ended December 31, 2024, consisted of purchase of plant and equipment of S$22,768 and S$9,651 for the acquisition of subsidiary under common control.

Cash Flows from Financing Activities

For the year ended December 31, 2025, net cash generated from financing activities was S$14,435,089, compared to net cash generated from financing activities of S$3,853,603 during the year ended December 31, 2024.

Net cash provided by financing activities for the year ended December 31, 2025, consisted of the proceeds from the issuance of shares of S$16,836,905, partially offset by repayment of working capital loan of S$2,401,816.

Net cash provided by financing activities for the year ended December 31, 2024, consisted of the proceeds from working capital loan of S$1,264,280, and proceeds from the issuance of shares of S$3,341,021. This is net of deferred offering costs of S$751,698.

The following table summarizes the consolidated results of our operations for the year ended December 31, 2023, and 2024, respectively.

	For Years Ended December 31,
	2023	2024		Variance
	SGD	SGD	USD	SGD	% Change
Revenue	128,531	237,014	173,484	108,483	84.40%

Purchases and other direct costs	(110,525)	(166,694)	(122,013)	(56,169)	50.82%
Inventory write-off	(172,303)	(112)	(82)	172,191	(99.93)%
Employee benefits expenses	(753,302)	(850,806)	(622,754)	(97,504)	12.94%
Professional fees	(235,595)	(621,563)	(454,959)	(385,968)	163.83%
Depreciation and amortization expenses	(49,359)	(27,899)	(20,421)	21,460	(43.48)%
Operating lease expenses	(61,806)	(71,094)	(52,038)	(9,288)	15.03%
Other expenses	(456,826)	(808,971)	(592,134)	(352,145)	77.09%
Loss from operations	(1,711,185)	(2,310,125)	(1,690,917)	(598,940)	35.00%

Non-operating income (expense):
Other income, net	37,459	102,042	74,690	64,583	172.41%
Interest expense	(119,716)	(159,482)	(116,734)	(39,766)	33.22%
Total non-operating expense, net	(82,257)	(57,440)	(42,044)	24,817	(30.17)%

Loss before tax expense	(1,793,442)	(2,367,565)	(1,732,961)	(574,123)	32.01%

Income tax (expense) credit	(2,902)	3,750	2,745	6,652	229.22%
Net loss	(1,796,344)	(2,363,815)	(1,730,216)	(567,471)	31.59%

Revenue

Our revenue consists of three main categories. The following table provides financial information for each of these operating groups.

	For Years Ended December 31,
	2023	2024		Variance
	SGD	SGD	USD	SGD	% Change
Revenue:
Professional service revenue	76,826	175,510	128,466	98,684	128.45%
Subscription revenue	4,284	21,712	15,892	17,428	406.82%
Sale of goods	47,421	37,990	27,807	(9,431)	(19.89)%
Consignment sales	-	1,802	1,319	1,802	100%
Total	128,531	237,014	173,484	108,483	84.40%

Revenue as a percentage of total:
Professional service revenue	60%	74%	74%
Subscription revenue	3%	9%	9%
Sale of goods	37%	16%	16%
Consignment sales	-%	1%	1%
Total	100%	100%	100%

Our principal revenue sources for the years ended December 31, 2023 and 2024 were professional services, Platform subscription, sale of goods and consignment sales. Our total revenue increased by S$108,483, or 84.40%, from S$128,531 for the year ended December 31, 2023, to S$237,014. The increase was primarily driven by higher professional services and platform subscription revenue.

Professional service revenue increased by S$98,684, or 128.45%, from S$76,826 for the year ended December 31, 2023 to S$175,510 for the year ended December 31, 2024. The growth was primarily due to the resumption and expansion of IT consultancy and software implementation projects, following the successful launch of our GrowHub Platform. Our clients increasingly sought customized solutions and advisory services tailored to their digital transformation objectives, driving higher engagement and billings.

Subscription revenue increased by S$17,428, or 406.82%, from S$4,284 for the year ended December 31, 2023 to S$21,712 for the year ended December 31, 2024. The substantial growth reflects the continued scaling of our Platform’s user base, following its initial launch in the second half of 2023. As our marketing efforts intensified and the market increasingly embraced ESG-focused solutions, we successfully onboarded new enterprise customers seeking our traceability and anti-counterfeit technologies.

Revenue from the sale of goods decreased by S$9,431, or 19.89%, from S$47,421 for the year ended December 31, 2023, to S$37,990 for the year ended December 31, 2024. The decrease was primarily due to the transition of our trading model towards consignment and agency arrangements, resulting in lower direct sales volume as we focused on higher-margin service and platform revenue streams.

Consignment sales increased by S$1,802, or 100%, from nil for the year ended December 31, 2023, to S$1,802 for the year ended December 31, 2024. This increase was primarily attributable to a strategic shift in our business model toward consignment-based transactions, which significantly reduced our exposure to inventory-related risks such as obsolescence or write-offs. Under this model, we operate both as a principal and as an agent across various product lines, generating commission income through the facilitation of consignment sales. We intend to continue expanding this revenue channel by identifying additional high-potential products and entering into strategic partnerships with new consignment partners, both domestically and internationally.

Our purchases and other direct costs increased by S$56,169, or 50.82%, from S$110,525 for the year ended December 31, 2023, to S$166,694 for the year ended December 31, 2024.The increase was primarily due to an increase in software development costs that is partially offset by a reduction in the purchases of goods due to the transition to the consignment-based trading model.

Our inventory write-offs decreased by S$172,191 or 99.93%, from S$172,303 for the year ended December 31, 2023, to S$112 for the year ended December 31, 2024. The decrease was primarily due to our transition to a consignment-based trading model, which effectively eliminated inventory risk and resulted in very minimal write-offs for the year.

Our employee benefits expenses increased by S$97,504, or 12.94%, from S$753,302 for the year ended December 31, 2023, to S$850,806 for the year ended December 31, 2024. The increase was primarily attributable to the accrual of annual wage supplements for certain staff to 2024.

Our Professional fees increased by S$385,968, or 163.83%, from S$235,595 for the year ended December 31, 2023, to S$621,563 for the year ended December 31, 2024. The significant increase was largely driven by advisory and legal services associated with fundraising and business expansion activities.

Our depreciation and amortization expenses decreased by S$21,460, or 43.48%, from S$49,359 for the year ended December 31, 2023, to S$27,899 for the year ended December 31, 2024. The decrease was due to the write-off of certain intangible assets in 2023.

Our operating lease expenses increased by S$9,288, or 15.03%, from S$61,806 for the year ended December 31, 2023, to S$71,094 for the year ended December 31, 2024. The increase was mainly due to higher rental rates following the renewal of our office and operational space leases to accommodate business expansion.

Our other expenses increased by S$350,145, or 76.31%, from S$458,826 for the year ended December 31, 2023, to S$808,971 for the year ended December 31, 2024. The increase was primarily attributable to an increase in the incurrence of referral fees of S$584,634 for customer acquisition efforts in 2024. Further details of other expenses are provided in Note 12 to the accompanying financial statements.

Liquidity and Capital Resources

	For Years Ended December 31,
	2023	2024		Variance
	SGD	SGD	USD	SGD	% Change
Liquidity and capital resources:
Cash and cash equivalents at the beginning of the year	18,448	15,013	10,988	(3,435)	(18.62)%

Net cash used in operating activities	(1,141,746)	(3,288,867)	(2,407,309)	(2,147,121)	188.06%
Net cash used in investing activities	(34,974)	(32,419)	(23,729)	2,555	(7.31)%
Net cash generated from financing activities	1,174,503	3,853,603	2,820,672	2,679,100	228.10%
Foreign currency translation	(1,218)	(1,042)	(763)	176	(14.45)%

Net (decrease) increase in cash and cash equivalents	(3,435)	531,275	388,871	534,710	(15,566.52)%

Cash and cash equivalents at the end of the year	15,013	546,288	399,859	531,275	3,538.77%

Cash Flows from Operating Activities

For the year ended December 31, 2024, net cash used in operating activities was S$3,288,867, compared to net cash used in operating activities of S$1,141,746 during the year ended December 31, 2023.

For the year ended December 31, 2024, net cash used in operating activities was attributed to the net loss of S$2,363,815, adjusted for non-cash items which included depreciation of plant and equipment, provision for stock obsolescence, interest on working capital loan, provision for expected credit losses and operating lease expenses, totaling S$262,462. This was offset against net cash outflow arising from the net change in operating assets and liabilities of S$1,187,514.

For the year ended December 31, 2023, net cash used in operating activities was attributed to the net loss of S$1,796,344, adjusted for non-cash items which included depreciation of plant and equipment, provision for stock obsolescence, interest for working capital loan, intangible assets written off, gain on lease modification, and operating lease expenses, totaling S$194,638. This was offset against net cash inflow arising from the net change in operating assets and liabilities of S$115,354.

Cash Flows from Investing Activities

For the year ended December 31, 2024, net cash used in investing activities was S$32,419, compared to net cash used in investing activities of S$34,974 during the year ended December 31, 2023.

Net cash used in investing activities for the year ended December 31, 2024, consisted of purchase of plant and equipment of S$22,768 and S$9,651 for the acquisition of subsidiary under common control.

Net cash used in investing activities for the year ended December 31, 2023, consisted of purchase of intangible assets of S$34,974.

Cash Flows from Financing Activities

For the year ended December 31, 2024, net cash generated from financing activities was S$3,853,603, compared to net cash generated from financing activities of S$1,174,503 during the year ended December 31, 2023.

Net cash provided by financing activities for the year ended December 31, 2024, consisted of the proceeds from working capital loan of S$1,264,280, and proceeds from the issuance of shares of S$3,341,021. This is net of deferred offering costs of S$751,698.

Net cash provided by financing activities for the year ended December 31, 2023, consisted of the partial repayment of a working capital loan to a related party, Chan Michael @ Chan Soong Cheam, of S$312,352, and proceeds from the issuance of shares of S$1,592,430. This is net of deferred offering costs of S$105,575.

Working Capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from December 31, 2025, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand and cash flows from our operations.

Beyond December 31, 2025, we expect that the Company’s liquidity and working capital will be dependent upon its ability to obtain new revenue-generating customer contracts, and to secure equity and/or debt financing, including but not limited to, loans from related parties and issuance of equity.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is 1 Paya Lebar Link 4th Floor, Paya Lebar Quarter One, Singapore 408533.

Name	Age	Position
Chan Choon Yew Lester	47	Director, Chief Executive Officer, and Chairman of the Board of Directors
Poh Chit Wen	42	Chief Financial Officer
Kim Ji Yeon	45	Independent Director
Liu Wing Ki	41	Independent Director
Yam Yuet Hang	37	Independent Director
Jiao Jie	45	Independent Director

Mr. Chan Choon Yew Lester has served as our Chairman of the Board of Directors, Director and Chief Executive Officer since April 2024. From July 2016 to December 2022, Mr. Chan served as the chief executive officer of Fund Singapore Pte Ltd, a financial institution engaged in equity-based crowdfunding platform, and venture capital fund management. From July 2009 to June 2016, Mr. Chan served as a director of BeaconRock Consultancy Pte. Ltd., a management consultancy service provider. Mr. Chan obtained a certificate of real property valuation from University of British Columbia, a Master of Business Administration degree from Singapore Management University, and a bachelor’s degree in mechanical engineering as a major and technopreneurship as a minor from National University of Singapore, each of which was attained in 2016, 2012 and 2004, respectively.

Mr. Poh Chit Wen has served as our Chief Financial Officer since December 2025. Mr. Poh served as senior manager at Sopa Technology Pte Ltd., a subsidiary of Society Pass Incorporated (Nasdaq: SOPA) from June 2022 to December 2025, where he led and managed all workstreams related to the Society Pass Incorporated’s U.S. IPO and listing on Nasdaq, including SEC filings, audit coordination, financial reporting, and cross-functional project management. From August 2015 to June 2022, Mr. Poh served as assistant finance manager at Nautec Group Pte Ltd, where he covered regional group entities in Singapore, Malaysia, Brunei, United Arab Emirates, Mexico, India and Australia.

Mr. Poh has been a Chartered Accountant of Singapore since 2005 and obtained a bachelor’s degree in accounting from the University of Hertfordshire in 2001.

Ms. Kim Ji Yeon has served as an independent director of our Board of Directors since February 2026. Ms. Kim served as Chief Executive Officer of Duble J Company from November 2024 to December 2025. She previously served in strategy and promotion for CJ ENM, a Creative Solution Company, from September 2023 to September 2024, and in brand and content strategy for tvN and tvN Story from 2011 to 2023. Ms. Kim received a Bachelor’s degree from Yonsei University’s department of media and communications in 2004.

Ms. Liu Wing Ki has served as an independent director of our Board of Directors since February 2026. Ms. Liu has served as Vice President at Sing Hoi International Holding since 2023, where she managed the company’s overall financial position. Prior to her role at Sing Hoi, Ms. Liu was employed at Healthlase Medical Skin Centre from 2019 to 2020, where she was responsible for managing the company’s finance and accounting matters. Ms. Liu received a Bachelor of Arts (Hons) in Accountancy from the University of Portsmouth in 2010.

Mr. Yam Yuet Hang has served as an independent director of our Board of Directors since December 2025. Mr. Yam has served as a managing director of Huiyou Business Services Limited, responsible for managing the corporate services business from October 2021 to the present date. Since March 2025, November 2024 and February 2024, Mr. Yam has served as an independent non-executive director of Futian Holdings Limited, Litian Pictures Holdings Limited, and Fullwealth International Group Holdings Limited, respectively. Mr. Yam is also a director of Fullwealth Construction Tech Limited, Huamingxing Digital Hong Kong Limited, and Tung Koon District General Association Sheung Shui Branch Limited since May 2025, Sep 2025 and Jan 2018, respectively. Mr. Yam obtained a Bachelor in Accounting from Macquarie University in 2011, and a Master of Data Science and Business Statistics from the Chinese University of Hong Kong in 2017.

Ms. Jiao Jie has served as an independent director of our Board of Directors since December 2025. Ms. Jiao has extensive experience in initial public offerings, private equity financing, and corporate finance and legal affairs. Ms. Jiao currently serves as an adviser to Play for Dream Inc. She is an independent non-executive director of EPI (Holdings) Limited (HKEX stock code: 689), LVGEM (China) Real Estate Investment Limited (HKEX stock code: 95), Palasino Holdings Limited (HKEX stock code: 2536) and Tianli Holdings Group Limited (HKEX stock code: 117). Ms. Jiao is also an independent non-executive director of TradeGo FinTech Limited (HKEX stock code: 8017), a company listed on the GEM of the Hong Kong Stock Exchange. She is independent director of Quhuo Limited (NASDAQ stock code: QH) and Amber International Holding Limited (NASDAQ stock code: AMBR).

Ms. Jiao holds a Bachelor of Laws degree and a Bachelor of Economics degree from Peking University in the People’s Republic of China (the “PRC”) and a degree of Magister Juris from University of Oxford in the United Kingdom. Ms. Jiao is a CFA charterholder and has obtained the Legal Professional Qualification Certificate from the Ministry of Justice of the PRC. She is also a fellow member of CPA Australia.

Family Relationships

As of the date of this annual report, there are no family relationships among our Directors and executive officers.

Controlled Company

Mr. Chan Choon Yew Lester, our chief executive officer, director and chairman of the board of directors, through his wholly-owned entities, Initium Novum Capital Pte. Ltd., Vita Nova Ventures Pte. Ltd. And EMJ Capital Holdings Pte. Ltd., currently beneficially owns approximately 87.53% of the aggregate voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Additionally, our biggest shareholder, Mr. Chan Choon Yew Lester has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

B. Compensation.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the years ended December 31, 2025, 2024 and 2023, we paid an aggregate compensation of S$897,932 (approximately US$698,322), S$604,743 and S$474,092, respectively, to our executive officers and directors.  We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

C. Board practices.

Foreign Private Issuer

At the date of this annual report, we are a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Class A Ordinary Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

●	Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement that our board of directors be composed of independent directors.

●	Exemption from the requirement that our audit committee have a minimum of three members.

●	Exemption from the requirement that we hold annual shareholders’ meetings.

●	Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We intend to  comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Board of Directors

Our board of directors consists of seven directors. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our Company shall declare the nature of his or her interest at a meeting of our directors. A director may not vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein but he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is considered a “controlled company.” At the date of this annual report, we are a “controlled company” as defined under the Nasdaq rules. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain Nasdaq corporate governance rules, including the requirement that a majority of our board of directors consist of “independent directors,” as defined under the Nasdaq rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors.

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees.   Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Kim Ji Yeon, Liu Wing Ki, Yam Yuet Hang and Jiao Jie.   Jiao Jie is the chairperson of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Jiao Jie qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.   Our compensation committee consists of Yam Yuet Hang, Kim Ji Yeon, Liu Wing Ki and Jiao Jie. Yam Yuet Hang is the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Yam Yuet Hang, Kim Ji Yeon, Liu Wing Ki and Jiao Jie. Liu Wing Ki is the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended from time to time. Our Company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our Company; and

●	approving the transfer of shares (including Class A Ordinary Shares) in our Company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders, unless the director is appointed on such express terms that he or she shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period). A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally, (ii) dies or is found by our Company to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company, or (iv)is removed from office pursuant to our articles of association.

Our officers are selected by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

Before the establishment of our Compensation Committee, our chief executive officer, president and chairman, Mr. Chan Choon Yew Lester made all determinations regarding executive officer compensation from the inception of the Company. Since the establishment of our Compensation Committee, it has been making all determinations regarding executive officer compensation (please see above).

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Equity Incentive Plans

2024 Employee Incentive Plan

On October 2, 2024, we adopted the Employee Incentive Plan, or the Plan, to provide a wealth creation opportunity for the employees, advisors, consultants and directors in line with value creation for the Company, drive retention of employees, advisors, consultants and directors for their continued association with the Company, and motivate employees, advisors, consultants and directors by rewarding high performance. Under the Plan, the maximum aggregate number of Shares which may be issued pursuant to all awards (including incentive share options) is 15% of the total issued Class A Ordinary Shares of our Company from time to time. As of December 31, 2025, none of this executed.

The following paragraphs summarize the key terms of the Plan:

Administration of the Plan. The Plan will be administered by the Employee Incentive Plan Committee of the Company (the “Committee”) in its sole and absolute discretion with such powers and duties as are conferred on it by the Board from time to time. The Committee shall have the power, from time to time, to make and vary such regulations for the implementation and administration of this Plan as it in its absolute discretion deems fit. Any matter pertaining or pursuant to the Plan and any dispute as to the interpretation of the Plan or any rule, regulation, procedure thereunder or as to any rights under the Plan, shall be determined by the Committee and such decision shall be final and binding.

Duration of the Plan. The Plan may be terminated at any time by the Committee or, at the discretion of the Committee, by ordinary resolution of the Company, and if the Plan is so terminated, no further Options shall be offered hereunder.

Eligibility. The Committee shall in its sole and absolute discretion determine if a person is eligible to participate in the Plan, taking into consideration, among other things, role, seniority, length of service, performance history and potential contribution to the Company and/or any of its subsidiaries, and such person shall at least be a confirmed employee of the Company and/or any of its subsidiaries, or an advisor, consultant or director of the Company and/or any of its subsidiaries, and who have attained the age of 21 years (the “Participant”).

Grant of Options. An Option may be granted at any time as may be determined by the Committee in its sole and absolute discretion and may be granted subject to such conditions as may be determined by the Committee in its absolute discretion.

Subscription Price. The subscription price payable for each Option Share in respect of which an Option is exercisable (the “Subscription Price”) shall be determined by the Committee from time to time, provided that in no event shall the subscription price per Option Share be less than the par value of such Option Share.

Option period and vesting schedule. Options shall be exercisable only after vesting. Subject to the occurrence of certain events, the lapsing or the expiry of options as detailed in the Plan, the Options shall be exercisable in whole or in part, before the expiry of seven years from the date of grant of the Option, or such other date as may be determined by the Committee. In the event the following occurs: (i) an initial public offering and listing of shares of the Company or a direct listing of shares of the Company (a “Listing”); or (ii) a change of control in the shares of the Company, (in the case of a Listing, subject to the provisions of the Plan) the Options granted to such Participants shall immediately vest and the Committee will, as soon as practicable and prior to the completion of such event, procure the allotment or transfer to each Participant of the relevant number of Option Shares. In the event of a Listing, subject to applicable law, the Articles of Association of the Company and the rules of the relevant securities exchange: the Participant (a) shall not, prior to the Listing, transfer any Option Shares without the prior written consent of the Committee; (b) shall not, prior to the Listing, transfer any Option Shares without first offering such Option Shares to the Company at a price and on terms no less favorable than those offered to a third party purchaser whose identity shall be disclosed to the Committee; (c) shall agree to be bound by any applicable lock-up restrictions and/or moratorium requirements under applicable law and the rules of the relevant securities exchange, or as otherwise requested by the Committee, for the relevant lock-up period; and (d) may, following the Listing, transfer any Option Shares held by such Participant at any time, subject to compliance with the Company’s Articles of Association.

Exercise of Options. An Option may be exercised, in whole or in part, by a Participant giving notice in writing to the Company in or substantially in the form set out in the Plan, subject to modifications as the Committee may from time to time determine, accompanied by (i) a remittance for the full amount of the aggregate Subscription Price payable in respect of all the Option Shares to be subscribed for upon exercise of the Option to the bank account of the Company, and (ii) any other documentation which the Committee may require in connection with an exercise of the Option.

Transfer Restrictions. An Option shall be personal to the Participant to whom it is granted and, prior to the allotment and/or transfer to the Participant of the Option Shares to which the Option relates, shall not be transferred (other than to a Participant’s personal representative on the death of that Participant), charged, assigned, pledged or otherwise disposed of, in whole or in part, except with the prior approval of the Committee. If a Participant shall do, suffer or permit any such act or thing as a result of which he would or might be deprived of any rights under an Option without the prior approval of the Committee, that Option shall immediately lapse.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2025 and 2024, we had no outstanding equity awards.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to all of our directors, officers, and employees. We have made our code of business conduct and ethics publicly available on our website.

Compensation Recovery Policy

We have adopted a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules, and applicable listing standards.

D. Employees.

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share ownership.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Class A Ordinary Shares or Class B Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or and Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 14,866,470 Class A Ordinary Shares outstanding, and 10,433,340 Class B Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares underlying options, warrants, or convertible securities, including Class B Ordinary Shares, held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

Name of Beneficial Owners(1)	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned
	Number	%	Number	%	% of Total Voting Power
Directors and Executive Officers:
Chan Choon Yew Lester(4)	-	-	10,433,340	100.00%	87.53%
All directors and executive officers as a group	-	-	10,433,340	100.00%	87.53%
5% shareholders:
Initium Novum Capital	-	-	3,175,000	30.43%	26.64%
Vita Nova Ventures	-	-	3,875,000	37.14%	32.51%
EMJ Capital Holdings	-	-	3,375,00	32.35%	28.31%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 1 Paya Lebar Link 4th Floor, Paya Lebar Quarter One, Singapore 408533.

(2)	Applicable percentage of ownership is based on 25,299,810 Ordinary Shares, consisting of 14,866,470 Class A Ordinary Shares and 10,433,340 Class B Ordinary Shares outstanding, assuming the Underwriter does not exercise the over-allotment option.

(3)	Comprised of 8,340 Class B Ordinary Shares owned by Chan Choon Yew Lester of record and an aggregate of 10,425,000 Class B Ordinary Shares owned by Initium Novum Capital, Vita Nova Ventures and EMJ Capital Holdings, which entities are all wholly owned by Chan Choon Yew Lester. Therefore, Chan Choon Yew Lester has the voting and dispositive control over the shares held by each of these entities.

As of the date of this annual report, approximately 25.22% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder (CEDE & CO), representing 3.15% of the aggregated voting power.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions.

Material Transactions with Related Parties

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2023, 2024 and 2025:

Name of related parties	Relationship with the Company
Chan Michael @ Chan Soong Cheam	Father of Chan Choon Yew Lester, the Founder, Director, Chief Executive Officer, and Chairman of the Board of Directors
Chan Lester @ Chan Choon Yew	The Founder, Director, Chief Executive Officer, and Chairman of the Board of Directors
Growhub Vietnam Limited Liability Company	Entity owned by a shareholder

Due from related party

Chan Michael @ Chan Soong Cheam received an interest-free loan from the Company, which had an outstanding principal amount of S$34,260, S$Nil and S$Nil (US$Nil) as of December 31, 2023, 2024 and 2025, respectively. The interest-free loan has no fixed terms of repayment and is repayable on demand. On January 2, 2024, the outstanding balance of this loan was offset against the amount due to Chan Michael @ Chan Soong Cheam. No amounts remain outstanding under this loan as of January 2, 2024.

GrowHub Vietnam Limited Liability Company provided the software development service to the Company amounted to S$106,482 and S$Nil (US$Nil) for the year ended December 31, 2024 and 2025. The amount due from GrowHub Vietnam Limited Liability Company amounted to S$278,311 (US$203,712) as disclosed in Note 5 represents the reimbursement set-up costs that were incurred in relation to the establishment of operation in Vietnam, prepayment and deposit in relation to software development services procured from Vietnam as of December 31, 2024.

Due to related party

Chan Michael @ Chan Soong Cheam provided a working capital loan to Growhub Carbon and other related entities in the Group in January 2020, which had a total outstanding balance of S$4,091,206, S$5,475,536 and S$Nil (US$Nil) as of December 31,2023, 2024 and 2025, respectively. On November 1, 2024, the amount of working capital loan facility was increased from S$5,000,000 to S$6,000,000 and the liability is reassigned from Carbon to The GrowHub Innovations Company Pte Ltd. Interest expenses payable to Chan Michael @ Chan Soong Cheam were S$119,216 and S$159,482 (US$116,734) for the years ended December 31, 2023 and 2024, respectively. The working capital loan is unsecured and bears interest at 3.0% (2023 and 2024: 3.0%) per annum. The working capital loan is repayable within 60 calendar days on demand, and the Company may prepay the loan in whole or in part at any time without penalty. On January 2, 2024, the balance due from Chan Michael @ Chan Soong Cheam was offset against the amount due to Chan Michael @ Chan Soong Cheam.

Chan Lester @ Chan Choon Yew provided a working capital loan to The Growhub Innovations Company Pte. Ltd. and other related entities in the Group in January 2025, which had a total outstanding balance of S$3,151,736 as of December 31, 2025. Interest expenses payable were S$90,801 (US$70,621) for the years ended December 31, 2025. The working capital loan is unsecured and bears interest at 3.0% per annum. The working capital loan is repayable within 60 calendar days on demand, and the Company may prepay the loan in whole or in part at any time without penalty. On January 2, 2024, the balance due from Chan Michael @ Chan Soong Cheam was offset against the amount due to Chan Michael @ Chan Soong Cheam.

Policies and Procedures for Related Party Transactions

Our Board of Directors established an audit committee, which is tasked with review and approval of all related party transactions. The audit committee reviews the material facts of all related party transactions and either approves or disapproves such transactions. In determining whether to approve a related party transaction, the audit committee considers whether the transaction is on terms no less favorable than terms generally available from an unaffiliated third party and whether the transaction is in the best interests of the Company and its shareholders.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Dividend Policy

See “Item 3. Key Information—Dividend Distributions, Cash Transfer, and Tax Consequences.”

We have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay any indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium, provided that in no circumstances may a dividend be paid if following such payment the Company would be unable to pay its debts as they fall due in the ordinary course of business.

B. Significant Changes.

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing.

A. Offer and listing details.

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since August 28, 2025 under the symbol “TGHL.”

B. Plan of distribution.

Not applicable.

C. Markets.

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since Augst 28, 2025 under the symbol “TGHL.”

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information.

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association, Exhibit 3.1, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-286923), as amended, initially filed with the SEC on May 2, 2025.

C. Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls.

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange.”

E. Taxation.

The following are material Cayman Islands tax, Singapore tax and U.S. federal income tax considerations relevant to an investment in our Class A Ordinary Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Investors and potential investors should consult their tax advisers regarding Singapore, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Class A Ordinary Shares in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

The following brief description of Singapore enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Item 3. Key Information—Dividend Distributions, Cash Transfer, and Tax Consequences.”

Singapore Taxation

Income Tax

Individual income tax

An individual is considered a tax resident in Singapore for a particular year of assessment (“YA”) if, during the preceding calendar year, he was physically present in Singapore or was employed in Singapore (other than as a director of a company) for 183 days or more, except for temporary absences.

Individual taxpayers (both tax resident and non-tax resident of Singapore) are liable to pay Singapore individual income tax on income accruing in or derived from Singapore, with specific exemptions. Foreign-sourced income received or deemed received in Singapore by an individual taxpayer is generally exempt from income tax in Singapore, irrespective of an individual’s tax residency status in Singapore, except when such income is acquired through a partnership in Singapore by the individual.

Between calendar year 2016 to calendar year 2022 (i.e. YA 2017 to YA 2023), a Singapore tax resident individual is subject to tax at the progressive rates, ranging from 0% to 22%, after deducting qualifying personal reliefs where applicable. With effect from calendar year 2023 (i.e. YA 2024), a Singapore tax resident individual is subject to tax at the progressive rates, ranging from 0% to 24%. Non-Singapore tax resident individuals generally face a flat tax rate of 15% on employment income or the progressive resident tax rates, whichever results in a higher tax amount. All other income derived or accruing in Singapore (such as director’s fee, consultation fees, rental income and all other income) will be subject to a flat tax rate of 22% (up to calendar year 2022 or YA 2023), and 24% (from calendar year 2023 or YA 2024 onwards).

Corporate income tax

A company is considered a Singapore tax resident if the control and management of the company’s business is exercised in Singapore. A Singapore tax resident corporate taxpayer is liable to pay Singapore income tax on income accruing in or derived from Singapore and income derived from outside Singapore (i.e. foreign-sourced income) which is received or deemed received in Singapore, unless otherwise exempted.

Tax exemption will be granted to a Singapore tax resident corporate taxpayer on its foreign-sourced dividends, foreign branch profits and foreign-sourced service income (“specified foreign income”) received or deemed to be received in Singapore, subject to satisfaction of the qualifying conditions.

A non-Singapore tax resident corporate taxpayer conducting trade or business in Singapore, is subject to Singapore income tax on income accruing in or derived from Singapore, and foreign-sourced income received or deemed received in Singapore.

The prevailing corporate tax rate in Singapore is 17% and taxpayers are entitled to claim partial tax exemption on the first S$200,000 of a company’s normal chargeable income as follows:

●	75% on the first S$10,000 of normal chargeable income; and

●	50% on the next S$190,000 of normal chargeable income.

Additionally, new start-up companies will, subject to certain conditions, be eligible for partial tax exemption on the first S$200,000 of normal chargeable income in their first three consecutive years of assessment as follows:

●	75% exemption on the first S$100,000 of normal chargeable income; and

●	50% exemption on the next S$100,000 of normal chargeable income.

Capital Gains Tax

Singapore currently does not impose tax on capital gains. Any gains derived from the disposal of our Class A Ordinary Shares which are considered to be capital in nature will not be subject to tax in Singapore. However, gains arising from the disposal of investments may be considered income in nature and if they arise from or are otherwise connected with the activities of a trade or business carried on in Singapore, they may consequently be subject to Singapore income tax. There are no specific laws or regulations governing whether a gain should be characterised as income or capital in nature. The characterization of gains arising from the disposal of our Class A Ordinary Shares will depend primarily on the facts and circumstances of each Shareholder. Given that the facts and circumstances of each Shareholder will differ, it is recommended that Shareholders seek advice from their own tax advisers regarding the Singapore tax implications relevant to their individual circumstances.

Singapore offers certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares (with certain exceptions) between 1 June 2012 and 31 December 2027 (both dates inclusive) where the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months immediately preceding the disposal.

All Shareholders and investors are advised to consult their own tax advisers concerning the Singapore income tax implications associated with their subscription for, purchase, holding and disposal of our Shares.

Moreover, Shareholders who have adopted, or are required to adopt, the Singapore Financial Reporting Standards (International) (“SFRS (I)”) 9 (Financial Instruments) may be required to recognize gains or losses in accordance with the provisions of SFRS (I) 9 irrespective of whether there is any disposal of our Class A Ordinary Shares. If such is the case, any gain or loss on the Class A Ordinary Shares, if held on revenue account, may be subject to taxation or deductible for Singapore income tax purposes notwithstanding such gain or loss being unrealized. Gains or losses (whether realized or unrealized) arising from our Class A Ordinary Shares held on capital account will not be subject to tax or deductible. Shareholders potentially subjected to such tax treatment should seek advice from their own accounting and tax advisers regarding the Singapore income tax implications that may arise from the adoption of SFRS (I) 9 in relation to their subscription for, purchase, holding and disposal of our Class A Ordinary Shares.

Goods and Services Tax (“GST”)

The sale of our Class A Ordinary Shares by a GST-registered investor belonging in Singapore to another person belonging in Singapore is an exempt supply and is therefore not subject to GST. Any input GST (e.g. GST on brokerage) incurred by the GST-registered investor in making such an exempt supply is generally not recoverable from the Comptroller of GST and constitutes an additional cost to the investor, unless certain conditions specified under the GST legislation or certain GST concessions are met by the investor. Where our Class A Ordinary Shares are sold by a GST-registered investor to a person belonging outside Singapore, and the supply directly benefits:

●	a person who belongs in a country other than Singapore and who is outside Singapore at the time of the sale; or

●	a GST-registered person who belongs in Singapore,

the sale of the Class A Ordinary Shares qualifies for zero-rating (i.e. subject to GST at 0%). As a general rule, any input GST incurred by a GST-registered investor in the making of this zero-rated supply in the course of or furtherance of his business activities, may be recovered from the Comptroller of GST as input tax credit, subject to the normal input tax recovery rules.

Investors are advised to seek their own tax advice regarding the recoverability of GST incurred on expenses related to the purchase and disposition of our Class A Ordinary Shares. Services consisting of arranging, broking, underwriting or advising on the issue, allotment or transfer of ownership of our Class A Ordinary Shares provided by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of our Shares should be subject to GST at the standard rate, presently at 9%. Such services should qualify for zero-rating if these services are contractually supplied to an investor belonging outside Singapore and the supply directly benefits:

●	a person who belongs in a country other than Singapore and who is outside Singapore at the time the services are performed; or

●	a GST-registered person who belongs in Singapore.

Dividend Distributions

Singapore operates under the one-tier corporate taxation system (“One-Tier System”). Under the One-Tier System, the tax paid by a Singapore tax resident company constitutes a final tax. All dividends disbursed by a Singapore tax resident company are exempted from tax in Singapore for Shareholders regardless of their tax residency and whether the Shareholder is a company or an individual. Presently, Singapore does not impose withholding tax on dividends.

All foreign Shareholders/investors are advised to consult their own tax advisers regarding the tax laws of their respective countries of residence pertaining to the dividends received by them and the applicability of any double taxation agreement between their country of residence and Singapore.

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this annual report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

INVESTORS AND Persons considering an investment in our Class A Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Class A Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Class A Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, Class A Ordinary Shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Class A Ordinary Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Class A Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH INVESTOR AND POTENTIAL INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

For the year ended December 31, 2024, Customer A, B, C and D accounted for 40%, 17.1%, 18.2% and 11.1% of the Company’s total revenue and 68.5%, 29.4%, nil% and nil% of the Company’s total accounts receivable as of December 31, 2024, respectively. For the year ended December 31, 2025, Customer C accounted for 51.1% of the Company’s total revenue and nil% of the Company’s total accounts receivables as of December 31, 2025.

For the year ended December 31, 2024, Vendor A and B accounted for 63.8% and 11.3% of the Company’s total purchases, and nil% and 11.1% of the accounts payable as of December 31, 2024, respectively. For the year ended December 31, 2025, Vendor C accounted for 14.8% of the Company’s total purchases, and nil% of the accounts payable as of December 31, 2025.

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest Rate Risk

We are exposed to cash flow interest rate risk in relation to bank loans with variable interest rates which is partially offset by bank balances held at variable rates. It is the Group’s policy to keep its borrowings at variable rates at a minimum so as to minimize the fair value interest rate risk.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through regularly evaluating the collectability of financial assets, based on a combination of factors such as credit worthiness, past transaction history, current economic industry trends and changes in payment patterns. We identify credit risk collectively based on industry and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

As of December 31, 2025, the Group has an outstanding working capital loan due to a related party in the amount of S$3.15 million. We utilized part of the proceeds from our initial public offering to repay this loan. See “Related Party Transactions” and “Use of Proceeds.” Management monitors the Company’s liquidity position regularly.

Foreign Currency Exchange Rate Risk

While our reporting currency and combined revenues are denominated in the U.S. dollar, most of our operating expenses are denominated in Singapore Dollar. As a result, we are exposed to foreign exchange risk as our operating expense may be affected by fluctuations in the exchange rate between the U.S. dollar and the Singapore Dollar. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

The Company issued an underwriter’s warrant to Alexander Capital, L.P. in connection with the Company’s initial public offering. The warrant entitles the holder to purchase up to 375,000 Class A ordinary shares at an exercise price of $5.00 per share and expires on August 27, 2030. The warrant is not exercisable prior to February 24, 2026 and is subject to certain transfer restrictions and lock-up provisions in accordance with FINRA Rule 5110. The warrant also contains customary anti-dilution provisions and a cashless exercise feature.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

On August 25, 2025, the SEC declared effective our registration statement on Form F-1 (File Number 333-286923), as amended, filed in connection with our IPO (the “Registration Statement”). On August 29, 2025, we completed our IPO in which we issued and sold an aggregate of 3,750,000 Class A Ordinary Shares, at a price of $4.00 per share for $15 million. Alexander Capital, L.P.was the representative of the underwriters of our IPO (the “Representative”). We received net proceeds of approximately $13,387,100, after deducting underwriting discounts, commissions and offering expenses of $1,612,900. No payments for such expenses were made directly or indirectly to (i) any of our officers or directors or their associates, (ii) any persons owning 10% or more of any class of our equity securities or (iii) any of our affiliates. The offering terminated after the sale of all securities registered pursuant to the Registration Statement. The Company has also agreed to issue to the Representative as compensation, Representative’s Warrants, exercisable for a period of five years from the date of issuance of up to 431,250 Class A Ordinary Shares at a per share exercise price equal to 125% of the public offering price per share in the IPO.

For the year ended December 31, 2025, approximately $12.8 millions of our IPO proceeds have been used.

Below is a summary of the use of the net proceeds from our IPO:

●	approximately 14% for paying off an existing related-party working capital loan;

●	approximately 2% for developing technologies; and

●	approximately 80% for working capital and other general corporate purposes.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025.

Based on that evaluation, our management has concluded that as of December 31, 2025, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our Company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

Jiao Jie qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Jiao Jie satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics.

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Audit Alliance LLP, our prior independent registered public accounting firm for the periods indicated.

	For the Years Ended December 31,
	2023	2024	2025
Audit fees (1)	$250,000	$200,000	$45,000
Audit-Related fees (2)	-	-	26,000
Total	$250,000	$200,000	$71,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of the interim financial statements in connection with statutory and regulatory filings
(2)	Audit-Related fees include the aggregate fees billed for professional services rendered by our predecessor auditors other than the professional services reported under “audit fees”.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Assentsure PAC, our current independent registered public accounting firm for the periods indicated.

	For the Years Ended December 31,
	2023	2024	2025
Audit fees (1)	$-	$-	$170,000
Audit-Related fees	-	-	-
Total	$-	$-	$170,000

(1)

Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements in connection with statutory and regulatory filings

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

On March 2, 2026, the Audit Committee of the Board of Directors (the “Audit Committee”) of The GrowHub Limited (the “Company”) dismissed Audit Alliance LLP (“Audit Alliance”), the former independent registered public accounting firm of the Company, effective on March 2, 2026, and appointed Assentsure PAC (“Assentsure PAC”) to serve as its independent registered public accounting firm, effective March 3, 2026, for the year ended December 31, 2025.

Audit Alliance’s reports on the Company’s financial statements for the fiscal years ended December 31, 2024 and 2023 did not contain any adverse opinion or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s most recent fiscal year, there were no disagreements with Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Audit Alliance, would have caused Audit Alliance to make reference to the subject matter of the disagreements in connection with its reports on the Company’s financial statements for such year. Also, during this time, there were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Assentsure PAC, neither the Company, nor someone on behalf of the Company, has consulted Assentsure PAC regarding (i) the application of accounting principles to any specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Assentsure PAC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K, or any other matters set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K. There have been no disagreements of the type required to be disclosed by Item 16F(b).

Item 16G. Corporate Governance.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We follow home country practice in lieu of certain requirements of Nasdaq Listing Rules 5620, 5635(a)-(d), 5640, 5250(b)(3) and 5250(d) with respect to certain corporate governance standards (the “Listing Rules”, each “Listing Rule”) which may afford less protection to investors. Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of these requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we decide to follow home country practice and change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Ordinary Shares and the Trading Market—Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, the form of which is attached as Exhibit 97.1 to this annual report.

Item 16K. Cybersecurity.

We believe cybersecurity is fundamental to our operations and are committed to maintaining robust governance and oversight of cybersecurity risks. We implement comprehensive processes to identify, assess, and manage material risks from cybersecurity threats as part of our broader risk management framework.

Cybersecurity Risk Management and Strategy

Our cybersecurity strategy prioritizes detection, analysis, and response to known, anticipated, or unexpected threats; effective management of security risks; and resilience against incidents. With the evolving cybersecurity landscape, our senior management and board of directors allocate significant resources to cybersecurity risk management, supported by advanced technologies and processes. We assess the impact of cybersecurity threats on our business—strategic direction, operational performance, and financial stability—using insights from known incidents in the shipping industry.

We have implemented risk-based processes, including access controls, data encryption, and regular cybersecurity training for employees. These are designed to evaluate vulnerabilities and threats, minimizing their impact on our operations and stakeholders. We also oversee risks from third-party providers we depend on, conducting due diligence to assess their cybersecurity measures and compliance with regulatory requirements.

Data Privacy and Safety

We have comprehensive procedures to ensure data security, employing encryption and firewalls to prevent and detect risks. Confidential data is stored and transmitted encrypted on separate servers, with regular backups. We prohibit unauthorized third-party access to our data and periodically test our systems to address security and privacy risks.

Governance

Our board of directors oversees cybersecurity risks and incidents, including disclosure compliance and law enforcement cooperation, as we lack a dedicated cybersecurity committee. Senior management regularly discusses cyber risks with the board and reports material incidents. We consult outside counsel on materiality and disclosure matters, with the board making final decisions. Our external IT provider’s cybersecurity auditing team independently tests our controls.

Key Elements of Our Approach

1.	Continuous monitoring of cybersecurity threats using data analytics and network systems.

2.	Engagement of third-party consultants to assess vulnerabilities in our security systems.

3.	Materiality assessment of incidents by senior management and the board, with external input as needed.

4.	Board oversight of cybersecurity risks and disclosure compliance.

5.	Training—We maintain cybersecurity policies and provide periodic employee training to ensure compliance and risk reporting.

Investment and Impact

We continue to invest in cybersecurity systems and controls. Our operations and financial condition have not been materially affected by cybersecurity threats or past incidents, but future risks could have an impact. While we dedicate resources to managing these risks, our efforts may not fully prevent or remediate incidents, potentially affecting our business, reputation, and financial condition.

Part III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The consolidated financial statements of THE GROWHUB LIMITED, and its operating entities are included at the end of this annual report.

Item 19. Exhibits.

Exhibit Number	Description of Exhibit
3.1**	Amended and Restated Memorandum and Articles of Association of the Company
4.1**	Specimen Certificate for Class A Ordinary Shares
4.2**	Form of Underwriter’s Warrant
10.1**	Form of Employment Agreement, by and between the registrant and its Executive Officer.
10.2**	Form of Independent Director Agreement by and between the registrant and its Independent Director.
10.3**	Comprehensive Partnership Agreement dated September 8, 2023 by and between GrowHub Innovations Australia and Kyoto Sangyo University
10.4**	Memorandum of Understanding dated November 17, 2023 by and between Menjong Sorig Pharmaceuticals Corporation Ltd., Druk Holding & Investments Ltd., The GrowHub Innovations Company Pte ltd, and Trend Tech Consultancy
10.5**	Lease Agreement dated February 28, 2023 by and between the Shire of Murray, GrowHub Innovations Australia and GrowHub Innovations Singapore
10.6**	2024 Employee Incentive Plan
14.1**	Code of Business Conduct and Ethics
21.1**	List of Subsidiaries
23.2**	Consent of Harney Westwood & Riegels Singapore LLP (included in Exhibit 5.1)
23.3**	Consent of Drew & Napier LLC (included in Exhibit 5.2)
23.4**	Consent of Loeb & Loeb LLP (included in Exhibit 5.3)
99.1**	Charter of the Audit Committee
99.2**	Charter of the Compensation Committee
99.3**	Charter of the Nominating and Corporate Governance Committee
99.4**	Insider Trading Policy
99.5**	Executive Compensation Recovery Policy
12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*Filed herewith

** Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THE GROWHUB LIMITED

	By:	/s/ Chan Choon Yew Lester
Chan Choon Yew Lester
Chief Executive Officer, Director, and Chairman
(Principal Executive Officer)

Date: May 15, 2026

THE GROWHUB LIMITED

Report of Independent Registered Public Accounting Firm

Assentsure PAC

UEN – 201816648N

180B Bencoolen Street #03-01

The Bencoolen Singapore 189648

http://www.assentsure.com.sg

To: The Board of Directors and Stockholders of

THE GROWHUB LIMITED

Opinion on the Financial Statements

We have audited the accompanying balance sheets of THE GROWHUB LIMITED and its subsidiaries (the “Company”) as of December 31, 2025, and the related statements of operations and comprehensive income, changes in stockholders’ deficit, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the reclassification adjustments to the 2024 and 2023 consolidated financial statements described in Note 17. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2024 and 2023 consolidated financial statements other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2024 and 2023 consolidated financial statements as a whole.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

As discussed in Note 2 to the financial statements, the accompanying consolidated financial statements and notes have been prepared assuming that the Company will continue as a going concern. The Company had net losses of S$17,200,587 for the year ended December 31, 2025. As of December 31, 2025, the Company has a cash outflow from operating activities of approximate S$14,040,955. The Company has accumulated losses since inception. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2026.

Singapore

May 15, 2026

PCAOB ID Number 6783

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Stockholders of
THE GROWHUB LIMITED

Opinion on the Financial Statements

We have audited the accompanying balance sheets of THE GROWHUB LIMITED and its subsidiaries (the “Company”) as of December 31, 2024, and the related statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the two years period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two-years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

The consolidated balance sheets of the Company as of December 31, 2024 and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for each of the years in the two year period ended December 31, 2024, before the effects of the reclassification described in Note 17, were audited by us and we expressed an unqualified opinion on those financial statements in our report dated April 30, 2025. We were not engaged to audit, review, or apply any procedures to the reclassification adjustment described in Note 17 and, accordingly, we do not express an opinion or any other form of assurance about whether such reclassification adjustment. Such adjustment was audited by other auditors.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred net losses of S$2,363,815 and S$1,796,344 for the years ended December 31, 2024 and 2023, respectively. In addition, the Company had net cash used in operating activities of approximate S$3,288,867 for the year ended December 31, 2024 and has accumulated losses since inception. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2023.

Singapore

May 2, 2025

PCAOB ID Number 3487

THE GROWHUB LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2025	2025
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	546,288	1,163,928	905,187
Accounts receivable, net	139,340	887	690
Inventories, net	50,480	-	-
Deferred offering costs	927,273	-	-
Other current assets	322,699	69,501	54,051
Total current assets	1,986,080	1,234,316	959,928

Non-current assets
Intangible assets, net	2,082,839	66,930	52,051
Plant and equipment, net	20,835	422	328
Right-of-use assets, net	201,603	13,761	10,702
Total non-current assets	2,305,277	81,113	63,081

TOTAL ASSETS	4,291,357	1,315,429	1,023,009

LIABILITIES
Current liabilities
Accounts payable	19,782	189	148
Accruals and other current liabilities	254,912	1,105,195	859,510
Income tax payables	608	574	446
Working capital loan from a related party	5,475,536	3,151,736	2,451,105
Operating lease liabilities, current	57,965	11,921	9,271
Total current liabilities	5,808,803	4,269,615	3,320,480

Non-current liabilities
Operating lease liabilities, non-current	152,742	2,132	1,658
Total non-current liabilities	152,742	2,132	1,658

TOTAL LIABILITIES	5,961,545	4,271,747	3,322,138

COMMITMENT AND CONTINGENCIES (NOTE 15)	-	-	-

SHAREHOLDERS’ DEFICIT
** Class A Ordinary shares, US$0.0005 par value, 75,000,000 shares authorized, 11,116,470 and 14,866,470 shares issued as of December 31, 2024 and 2025 respectively.	7,333	9,741	7,576
** Class B Ordinary shares, US$0.0005 par value, 25,000,000 shares authorized, 10,433,340 shares issued as of December 31, 2024 and 2025 respectively.	6,883	6,883	5,353

Additional paid in capital	5,021,933	20,698,481	16,097,209
Accumulated losses	(6,745,614)	(23,946,201)	(18,622,962)
Accumulated other comprehensive income	39,277	274,778	213,695
Total shareholders’ deficit	(1,670,188)	(2,956,318)	(2,299,129)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	4,291,357	1,315,429	1,023,009

**	Retroactively adjusted to reflect the reorganization exercise described in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

THE GROWHUB LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended December 31
	2023	2024	2025	2025
	S$	S$	S$	US$
Revenue	128,531	237,014	83,032	64,574

Purchases and other direct costs	(110,525)	(166,694)	(99,519)	(77,396)
Inventory write-off	(172,303)	(112)	(1,675)	(1,303)
Employee benefits expenses	(753,302)	(850,806)	(1,484,837)	(1,154,758)
Professional fees	(235,595)	(621,563)	(12,911,970)	(10,041,639)
Depreciation and amortization expenses	(49,359)	(27,899)	(44,162)	(34,345)
Operating lease expenses	(61,806)	(71,094)	(125,625)	(97,699)
Other expenses	(456,826)	(808,971)	(2,338,978)	(1,819,023)
Loss from operations	(1,711,185)	(2,310,125)	(16,923,734)	(13,161,589)

Non-operating income (expense):
Other income (expense), net	37,459	102,042	(96,886)	(75,348)
Loss on disposal of plant and equipment	-	-	(89,375)	(69,507)
Interest expense	(119,716)	(159,482)	(90,807)	(70,621)
Total non-operating expense, net	(82,257)	(57,440)	(277,068)	(215,476)

Loss before tax expense	(1,793,442)	(2,367,565)	(17,200,802)	(13,377,065)
Income tax (expense) credit	(2,902)	3,750	215	167
Net loss	(1,796,344)	(2,363,815)	(17,200,587)	(13,376,898)

Other comprehensive loss:
Foreign currency translation, net of income tax	11,523	22,086	235,501	182,413
Total comprehensive loss	(1,784,821)	(2,341,729)	(16,965,086)	(13,194,485)

Net loss attributable to THE GROWHUB LIMITED	(1,773,066)	(2,358,206)	(17,200,587)	(13,376,898)
Net loss attributable to non-controlling interests	(23,278)	(5,609)	-	-
Net loss	(1,796,344)	(2,363,815)	(17,200,587)	(13,376,898)

Net comprehensive loss attributable to THE GROWHUB LIMITED	(1,764,336)	(2,336,120)	(16,965,086)	(13,194,485)
Net comprehensive loss attributable to non-controlling interests	(20,485)	(5,609)	-	-
Net comprehensive loss	(1,784,821)	(2,341,729)	(16,965,086)	(13,194,485)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.08)	(0.11)	(0.75)	(0.59)

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	21,549,810 *	21,549,810 *	22,834,057	22,834,057

*	Retroactively adjusted to reflect the reorganization exercise described in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

THE GROWHUB LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Ordinary shares, Class A			Ordinary shares, Class B			Additional		Accumulated other	Non-
	**Shares Outstanding	Par value		**Shares Outstanding	Par value		paid-in capital	Accumulated losses	comprehensive income	controlling interest	Total
		S$			S$		S$	S$	S$	S$	S$
Balance as of January 1, 2023	11,116,470	-	*	10,433,340	-	*	108,643	(2,552,652)	3,837	(27,266)	(2,467,438)
Issuance of shares	-	-		-	-		1,592,430	-	-	-	1,592,430
Net loss	-	-		-	-		-	(1,773,066)	-	(23,278)	(1,796,344)
Foreign currency translation	-	-		-	-		-	-	8,730	2,793	11,523
Balance as of December 31, 2023	11,116,470	-	*	10,433,340	-	*	1,701,073	(4,325,718)	12,567	(47,751)	(2,659,829)

Issuance of shares	-	-		-	-		3,341,021	-	-	-	3,341,021
Reorganization exercise	-	7,333		-	6,883		(14,216)	-	-	-	-
Acquisition of subsidiary under common control	-	-		-	-		(5,945)	(61,690)	4,624	53,360	(9,651)
Net loss	-	-		-	-		-	(2,358,206)	-	(5,609)	(2,363,815)
Foreign currency translation	-	-		-	-		-	-	22,086	-	22,086
Balance as of December 31, 2024	11,116,470	7,333		10,433,340	6,883		5,021,933	(6,745,614)	39,277	-	(1,670,188)
Issuance of shares	3,750,000	2,408		-	-		15,907,224	-	-	-	15,909,632
Issuance of warrant	-	-		-	-		^	-	-	-	-
Acquisition of subsidiary under common control	-	-		-	-		(230,676)	-	-	-	(230,676)
Net loss	-	-		-	-		-	(17,200,587)	-	-	(17,200,587)
Foreign currency translation	-	-		-	-		-	-	235,501	-	235,501
Balance as of December 31, 2025	14,866,470	9,741		10,433,340	6,883		20,698,481	(23,946,201)	274,778	-	(2,956,318)

		US$			US$		US$	US$	US$	US$	US$

Balance as of December 31, 2025		7,576			5,353		16,097,209	(18,622,962)	213,695	-	(2,299,129)

*	Less than S$1.
**	Retroactively adjusted to reflect the reorganization exercise described in Note 1.
^	Warrant movement within Additional paid-in capital

The accompanying notes are an integral part of these consolidated financial statements.

THE GROWHUB LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31
	2023	2024	2025	2025
	S$	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(1,796,344)	(2,363,815)	(17,200,587)	(13,376,898)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	49,359	27,899	44,162	34,345
Provision for stock obsolescence	1,079	3,874	-	-
Inventory written off	172,303	112	1,675	1,303
Working capital loan interest	119,216	159,482	90,807	70,621
Loss on disposal of plant and equipment	-	-	89,375	69,507
Intangible assets written off	142,500	-	1,990,000	1,547,623
Allowance (Reversal) for credit loss	-	1	(1)	(1)
Gain on lease modification	(6,250)	-	-	-
Loss on lease termination	-	-	9,555	7,431
Operating lease expenses	68,056	71,094	116,071	90,269
Change in operating assets and liabilities:
Account receivables	47,462	(132,460)	138,397	107,631
Amount due from a related party	(29,060)	-	-	-
Inventories	83,047	(32,693)	48,806	37,956
Other current assets	1,417	(314,534)	251,377	195,496
Account payables	(121,148)	(171,110)	(19,504)	(15,168)
Accruals and other payables	187,460	(466,053)	533,282	414,733
Income taxes payable	2,902	(5,201)	-	-
Operating lease liabilities	(63,745)	(65,463)	(134,370)	(104,500)
Net cash used in operating activities	(1,141,746)	(3,288,867)	(14,040,955)	(10,919,652)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of plant and equipment	-	(22,768)	(1,597)	(1,242)
Proceeds from disposal of plant and equipment	-	-	8,865	6,894
Additions in intangible assets	(34,974)	-	-	-
Acquisition of subsidiary under common control	-	(9,651)	(12,791)	(9,948)
Net cash used in investing activities	(34,974)	(32,419)	(5,523)	(4,296)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of working capital loan	(312,352)	-	(2,401,816)	(1,867,891)
Proceeds from working capital loan	-	1,264,280	-	-
Proceeds from issuance of shares, net	1,592,430	3,341,021	16,836,905	13,094,062
Deferred offering costs	(105,575)	(751,698)	-	-
Net cash from financial activities	1,174,503	3,853,603	14,435,089	11,226,171

Effect of exchange rate change on cash and cash equivalents	(1,218)	(1,042)	229,029	178,116
Net change in cash and cash equivalents	(3,435)	531,275	617,640	480,339
Cash, cash equivalents - beginning of year	18,448	15,013	546,288	424,848
Cash, cash equivalents - end of year	15,013	546,288	1,163,928	905,187
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	500	-	18,774	14,601

The accompanying notes form an integral part of these consolidated financial statements.

1	Organization and business overview

THE GROWHUB LIMITED (the “Company”) is an investment holding company incorporated on April 12, 2024. The Company through its subsidiaries provide product traceability, data analytics, and product trading facilitation.

The Company operates at the intersection of technology and supply chain management, focusing on enhancing product traceability and authenticity while prioritizing innovation and sustainability. The business comprises of two main divisions, the GrowHub Platform and product trading facilitation.

The GrowHub Platform, the flagship offering, leverages blockchain technology hosted on the Polygon network to revolutionize product tracing, offering traceability, anti-counterfeit, and carbon management solutions. The product trading division facilitates seamless placement of products in retail outlets and online channels, driving revenue growth and market expansion for partners. Through these initiatives, the Company aims to enhance transparency, efficiency, and sustainability across the food supply chain.

The Company is headquartered in Singapore.

Organization and reorganization

In August 2024, the Company completed a reorganization of GrowHub Innovations Singapore under common control of its then existing shareholders, who collectively owned all the equity interests of GrowHub Innovations Singapore prior to the reorganization. Prior to the re-organization, GrowHub Innovations Singapore was directly and indirectly owned and controlled by Chan Choon Yew, Lester and the other existing shareholders with 48.41% and 51.59% beneficial ownership interest, respectively. As a result of certain share swaps and related issuances by and among, Chan Choon Yew, Lester and other existing shareholders, the Company, GrowHub (BVI) and GrowHub Innovations Singapore whereby GrowHub Innovations Singapore ultimately became a wholly-owned subsidiary of GrowHub (BVI), and GrowHub (BVI) became a wholly owned subsidiary of the Company, and Chan Choon Yew, Lester (directly and indirectly) and the other existing shareholders became the beneficial owners of the Company with percentage ownerships of 48.41% (representing 10,433,340 Class B shares) and 51.59% (representing 11,116,470 Class A shares), respectively. The Company has accounted for these re-organizations as a transfer of assets between entities under common control in accordance with ASC 805-50-50-3 to 4 because the economic interests of Chan Choon Yew, Lester and the other existing shareholders remained the same immediately before and immediately after the re-organization, as such, the accompanying financial statements include the results of operations of GrowHub Innovations Singapore for two operating periods in accordance with guidance set forth in ASC 805-50-45-2 to 5. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

The consolidated financial statements are prepared based on the basis that the reorganization has been accounted for as a business combination among entities under common control since the same controlling shareholders controlled all these entities before and after the reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

1	Organization and business overview (continued)

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
THE GROWHUB LIMITED	April 12, 2024	100%	Cayman Island	Investment holding

THE GROWHUB INNOVATIONS COMPANY LIMITED	April 12, 2024	100%	British Virgin Islands	Investment holding

The GrowHub Innovations Company Pte Ltd	August 17, 2020	100%	Singapore	Investment holding

GrowHub Carbon Pte Ltd (FKA GrowHub (Apac) Pte Ltd)	January 6, 2020	100%	Singapore	Investment holding

GrowHub Capital Pte Ltd (FKA GrowHub Distribution (Singapore) Pte Ltd)	February 11, 2020	100%	Singapore	Distributor of Agri-culture products in Singapore and rest of Asia

GrowHub Trading Pty Ltd	April 3, 2020	100%	Australia	Trading of Agri-culture products

GrowHub Vietnam Limited Liability Company	October 9 ,2024	100%	Vietnam	Blockchain services (product authentication and tracing) and data

GrowHub Malaysia Sdn Bhd	February 28, 2022	100%	Malaysia	Distributor of Agri-culture products in Malaysia

GrowHub Innovation Centre Pty Ltd	March 17, 2022	100%	Australia	Rental and auxiliary services

GrowHub Technologies Pte Ltd	March 23, 2022	100%	Singapore	Blockchain services (product authentication and tracing) and data

GrowHub Japan Co., Ltd	July 30, 2021	100%	Japan	Distributor and trading of Agri-culture products in Japan

GrowHub Vietnam Limited Liability Company was acquired from common director Lester Chan Choon Yew in February 2025 for design and developing of Blockchain platform.

GrowHub Vietnam Limited Liability Company was deregistered in October 2025. GrowHub Trading Pty Ltd was deregistered in December 2025. GrowHub Innovation Centre Pty Ltd was deregistered in December 2025.

2	Summary of significant accounting policies

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements and have been consistently applied in the preparation of the financial statements.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

2	Summary of significant accounting policies (continued)

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

On consolidation the entities should be combined for all periods that the relationship of common control started and the transaction would be treated as a capital transaction with any gain or loss on acquisition adjusted through equity. The consolidated entity would not recognize any goodwill and/or gain/losses from the acquisition and results of operations would be presented for all periods under common control.

The consolidated financial statements of the Company were prepared by applying the pooling of interest method. Accordingly, the results of the Company include the results of the subsidiaries for three-year period ended December 31, 2023, 2024 and 2025. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant period, as a single economic enterprise, although the legal parent-subsidiary relationships were not established.

Non-controlling interests in the Company’s subsidiaries are recorded in accordance with the provisions of ASC 810 and are reported as a component of equity, separate from the parent’s equity. Purchase or sale of equity interests that do not result in a change of control are accounted for as equity transactions. Results of operations attributable to the non-controlling interest are included in our consolidated results of operations and, upon loss of control, the interest sold, as well as interest retained, if any, will be reported at fair value with any gain or loss recognized in earnings.

Going concern

The accompanying financial statements have been prepared on a going concern basis. For the year ended December 31, 2025, the Company incurred a net loss of S$17,200,587 (US$13,376,898). As of December 31, 2025, its current liabilities exceeded the current assets by S$3,035,299 (US$2,360,552) and the Company had an accumulated deficit of S$23,946,201 (US$18,622,962). These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year of the date that the financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company’s ability to continue as a going concern is dependent on the continuing financial support from its largest financial sponsor. Management believes that the Company will be able to negotiate with the largest financial sponsor for favorable concessions on payment terms, delay repayment period and payment due amount in the next 12 months. If there is no settlement of working capital loan on demand in the next 12 months, the Company will be able to turnaround the working capital deficit to surplus to S$ 0.73 million (115.3% deduction from S$4.75 million) and S$ 0.12 million (103.8% deduction from S$3.04 million) for December 31, 2024, and December 31, 2025, respectively.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, professional service revenue estimated for various projects, the useful lives and impairment of long-lived assets, valuation allowance for deferred tax assets, and collectability of accounts receivable and other current assets. Actual results may differ from these estimates.

Valuation of Underwriter’s Warrant

The Company used the Black-Scholes option pricing model to estimate the fair value of the Underwriter’s Warrant issued in connection with the Company’s initial public offering. The valuation required management to make significant estimates and assumptions, including expected volatility, expected term, risk-free interest rate and dividend yield. Expected volatility was determined based on the historical volatility of selected comparable publicly traded companies due to the Company’s limited trading history. Changes in these assumptions could materially impact the estimated fair value of the warrant.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of its bank accounts in Singapore and United States.

2	Summary of significant accounting policies (continued)

Accounts receivable, net

Accounts receivable mainly represent amounts due from clients that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. The Company maintains an allowance for credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. Forward-looking information is also considered in the evaluation of current expected credit losses. The Company writes off the receivable when it is determined to be uncollectible.

Other current assets

Other current assets, net, primarily consists of deposits, prepayments made to vendors or services providers for future services that have not been provided and other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2024 and 2025, management believes that the Company’s other current assets are not impaired.

Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is based on the weighted average cost method, and includes expenditure incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

Deferred offering costs

Pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. As of December 31, 2025, the Company has concluded its IPO hence incurred professional fees are recorded as deferred offering costs. As of December 31, 2024 and 2025, the accumulated deferred offering cost was S$927,273 and nil respectively.

Leases

On October 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02. Under this guidance, the Company determines if an arrangement is a lease or contains a lease at inception, operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the operating lease, the Company generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating lease right-of-use (“ROU assets”) assets represent the Company’s right to control the use of an identified asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are generally recognized based on the amount of the initial measurement of the operating lease liabilities. Lease expense is recognized on a straight-line basis over the lease term. The Company elected the package of practical expedients permitted under the transition guidance to combine the lease and non-lease components as a single lease component for operating lease associated with the Company’s office space lease, and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term.

The Company has an operating lease for office and equipment, including an option to renew which is at the Company’s sole discretion. The renewal to extend the lease term is included in the Company’s ROU assets and operating lease liabilities as they are reasonably certain of exercise. The Company regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Company will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU assets and operating lease liabilities. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

2	Summary of significant accounting policies (continued)

Leases

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current on the consolidated balance sheets.

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Lease payments associated with these leases are expensed as incurred.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Plant and equipment	Lesser of lease term or expected useful life

Computer Equipment	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

The useful life of the intangible assets is assessed to be finite. Amortization is computed using the straight-line method over the estimated useful life as follows:

Peel partnership right	Lesser of 10 years and remaining lease term of right-of-use asset - Partnership rights as a strategic partner of The Shire of Murray

Software	5 years

The Company acquired the Peel partnership right which is further elaborated upon in Note 6. This serves as a strategic investment vehicle for the Company’s future growth.

The software cost is primarily attributable to the GrowHub Platform, a traceability blockchain technology solution. The GrowHub Platform stands as the cornerstone of the Company’s operations, serving as the main business and flagship offering. Costs incurred in relation to individual projects are capitalized only when the future economic benefit of the project is probable and the following main conditions are met: (i) the development cost can be measured reliably, (ii) the technological feasibility of the product has been established and (iii) it is the intention of management to complete the intangible asset and use it.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including plant and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of December 31, 2024 and 2025, no impairment of long-lived assets was observed and recognized. There is direct write-off if the long-lived assets was totally obsolete.

2	Summary of significant accounting policies (continued)

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- other inputs that are directly or indirectly observable in the marketplace.
Level 3	- unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, amount due from a related party, other current assets, accounts payable, accruals and other current liabilities, and working capital loan from a related party approximate their fair values because of their generally short maturities.

Revenue recognition

The Company accounts for its revenue under ASC Topic 606, Revenue from Contracts with Customers. The five-step model defined by ASC Topic 606 requires the Company to:

(1) identify its contracts with customers;

(2) identify its performance obligations under those contracts;

(3) determine the transaction prices of those contracts;

(4) allocate the transaction prices to its performance obligations in those contracts; and

(5) recognize revenue when each performance obligation under those contracts is satisfied.

Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services.

Professional service revenue

Professional service revenue is generated through one-time or non-recurring projects with existing or new customers. Consultancy advisory services include feasibility studies and proposal of technology solutions that enhance the customers’ distribution networks and outreach of their products or services in Asia. Other projects include customized development works for specific needs of the clients, AI-based data analytics and market intelligence. A written service agreement detailing the scope of consultancy advisory services, defined milestones, performance obligations delivery, contractual value, and payment terms, is signed by both customer and the Company (service provider) prior to the commencement of the project. The service revenue contract is priced at a fixed fee rate for each performance obligation. The chargeable fee is based on a competitive market rate for a similar service offer. The revenue is recognized upon achieving the agreed project milestones and fulfilling the contractual obligations.

Platform subscription revenue

Platform subscription revenue is generated from the Company’s proprietary Web3 enabled cloud-based platform that offers users access to the platform for traceability and data analytics across the entire value chain. A written software subscription service agreement detailing the extent of access rights granted, duration of the access, contractual value, and payment terms, is signed by both customer and the Company (SaaS provider). The subscription revenue contract is priced at per user login. Under this per-active user pricing model, customers pay a predetermined fee for each login user who actively uses the Company’s SaaS product within a defined period, typically monthly or annually. The SaaS revenue is recognized ratably over the agreed subscription period.

2	Summary of significant accounting policies (continued)

Sales of goods

Transaction-based revenue is generated through delivery of identified goods to customers at the agreed price. The Company acts as a pass-through and therefore minimizes the risk of inventory. Customers place orders via the Company’s in-house ecommerce platform or external ecommerce marketplaces. Upon successful delivery of non-defective goods and acceptance of the goods in the original state with no demand of refund or good return by the customer, revenue is recognized.

Consignment sales

Acting as principal

Transaction-based revenue is generated through the sale of goods to end customers, at the point control transfers under a consignment arrangement. The Company acts as the principal, retaining control and inventory risk until the sale is made. Revenue is recognized at the agreed retail price less any applicable consideration paid to the consignee (e.g., commission or fees) upon the completion of the sales transaction to the end customer.

Acting as agent

Transaction-based revenue is generated through assisting the Consignor (i.e. Supplier) to place out its product portfolio over the distribution network of Consignee (channel partners). Upon the successful delivery and acceptance of goods by the end customer, an agreed-upon agency fee is deposited into the Company’s designated bank account. Consignment sales is recognized at net basis upon the completion of the sales transaction to the final consumer.

Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a result of the assessment made by the CODM, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

The Company operates as a single reportable segment in Singapore. The Company’s long-lived assets are all located in Singapore and substantially all monitoring and control activities of its operations are conducted in Singapore. Therefore, no geographic information is presented. The Chief Operating Decision Maker (“CODM”), reviews financial performance and allocates resources based on the Company’s financial statements, using a single measure of operating profit and a total expense amount. The Company’s CODM, Lester Chan did not regularly review the expense categories by detailed classification. As such, the Company has not identified any segment expense categories that meet the criteria for disclosure under ASC 280, as amended by ASU 2023-07.

Concentrations and credit risk

The Company maintains cash with banks in Singapore and United States. Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$100,000 insured by Singapore Deposit Insurance Corporation. Cash deposits maintained with financial institutions in the United States are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to applicable statutory limits of $250,000 per depositor, per insured bank.

Financial instruments that potentially expose the Company to the concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable is short term in nature and the associated risk is minimal. The Company conducts credit evaluations of its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for credit loss primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

For the year ended December 31, 2024, Customer A, B, C and D accounted for 40%, 17.1%, 18.2% and 11.1% of the Company’s total revenue and 68.5%, 29.4%, nil% and nil% of the Company’s total accounts receivable as of December 31, 2024, respectively. For the year ended December 31, 2025, Customer C accounted for 51.1% of the Company’s total revenue and nil% of the Company’s total accounts receivables as of December 31, 2025.

For the year ended December 31, 2024, Vendor A and B accounted for 63.8% and 11.3% of the Company’s total purchases, and nil% and 11.1% of the accounts payable as of December 31, 2024, respectively. For the year ended December 31, 2025, Vendor C accounted for 14.8% of the Company’s total purchases, and nil% of the accounts payable as of December 31, 2025.

2	Summary of significant accounting policies (continued)

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

Related parties

The Company follows ASC 850 Related Party Disclosures for the identification of related parties and disclosure of related party transactions.

Foreign currency

The accompanying consolidated financial statements are presented in Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currencies of the Company are the Singapore Dollar, United State Dollars, Australian Dollars, Malaysia Ringgit, Vietnam Dong and Japanese Yen.

Convenience translation

Translations of the consolidated balance sheet, consolidated statement of operations and comprehensive income and consolidated statements of cash flows from S$ into US$ as of and for the years ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$0.7777 = S$1, as set forth in the statistical release of the Federal Reserve System on December 31, 2025. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended December 31, 2024 and 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into ordinary shares. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debt for each of the years ended December 31, 2024 and 2025.

2	Summary of significant accounting policies (continued)

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards. As result of the election, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update require enhanced disclosures relating to the effective tax rate reconciliation and income taxes paid. The guidance is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. The Company adopted this guidance for the fiscal year ended December 31, 2025. The adoption did not have a material impact on the Company’s consolidated financial statements, other than additional disclosure requirements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments require public business entities to provide additional disaggregated disclosures for certain income statement expense captions. In January 2025, the FASB issued ASU 2025-01 to clarify the effective dates of ASU 2024-03. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this guidance may have on its consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. The amendments revise the guidance for determining the accounting acquirer in certain acquisition transactions involving variable interest entities. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In May 2025, the FASB issued ASU 2025-04, Compensation - Stock Compensation (Topic 18) and Revenue from contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. The amendments provide guidance on identifying the accounting acquirer in transactions involving a variable interest entity. The amendments clarify the accounting for share-based consideration payable to a customer under Topic 718 and Topic 606. The amendments are effective for annual reporting periods, including interim reporting period within those annual periods, beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not been issued or made available for issuance. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flow

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, and ASU 2025-12, Codification Improvements. The Company is currently evaluating the impact these standards may have on its consolidated financial statements and related disclosures.

Except as described above, the Company does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on its consolidated financial statements.

3	Accounts receivable, net

	As of December 31,
	2024	2025	2025
	S$	S$	US$
Accounts receivable	139,341	887	690
Less: Allowance for credit losses	(1)	-	-
Accounts receivable, net	139,340	887	690

Movement in allowance for credit losses:

	As of December 31,
	2024	2025	2025
	S$	S$	US$
Beginning of the year	-	1	1
Charge for the year	1	-	-
Reverse for the year	-	(1)	(1)
End of the year	1	-	-

4	Inventories, net

	As of December 31,
	2024	2025	2025
	S$	S$	US$
Finished goods	55,321	-	-
Less: Provision for stock obsolescence	(4,841)	-	-
Inventories, net	50,480	-	-

Movement in provision for stock obsolescence:

	As of December 31,
	2024	2025	2025
	S$	S$	US$
Beginning of the year	1,079	4,841	3,765
Inventory write-off for the year	(112)	(1,675)	(1,303)
Reversal for the year	(967)	(3,166)	(2,462)
Charge for the year	4,841	-	-
End of the year	4,841	-	-

5	Other current assets

	As of December 31,
	2024	2025	2025
	S$	S$	US$
Other receivables	167,719	-	-
Prepayments	90,547	61,760	48,030
Deposits	60,659	7,738	6,018
Goods and Services Tax receivables	3,774	3	3
	322,699	69,501	54,051

Other receivables comprise of set-up costs amounted to S$167,121 as of December 31, 2024 that were incurred in relation to the establishment of operations in Vietnam and fully received in 2025.

Prepayments comprise mainly a prepaid software development service procured from Vietnam amounted to S$58,518 (US$42,833) as of December 31, 2024 and legal advice service of S$47,072 (US$36,608) for project related in Bosnia and Herzegovina as of December 31, 2025.

Deposits comprise of 1-month refundable deposit amounted to S$52,672 (US$38,554) for software development services procured from Vietnam as of December 31, 2024 and fully withdrawn in 2025.

6	Intangible assets, net

Intangible assets include software and acquisition cost paid for the partnership rights as a strategic partner of The Shire of Murray (“Peel partnership right”).

An Asset Purchase Agreement (“APA”) was signed between the Company and Fund Singapore Pte Ltd (a fund equity firm that engage in the business of crowdfunding), with an initial consideration of S$2.5 million in January 2020. The original settlement schedule was pegged to the Company’s ability to meet certain conditions precedent; such as raising equity fund target and meeting net profit target within specific timeframe.

An Addendum was signed in October 2021 with a reduced consideration amount of S$1.99 million. The Company was pursuing its IPO exercise at the point in time and required a longer timeframe to meet all the conditions precedent stated in the APA. Both parties mutually agreed on the reduced consideration amount and released all parties from the contractual obligations under the original APA.

Upon acquisition of this Peel partnership right, The Shire of Murray signed an initial 5-year lease agreement with GrowHub Innovation Centre Pty Ltd (subsidiary of the Company) in February 2023. The lease terms were as follows:

●	Lease Site: FIPWA Innovation Centre (Address Part Lot 38 Dollyup Street Stake Hill West Australia), now renamed to GrowHub Innovation Centre.
●	Lease duration: 5 years, with an option to extend for an additional 5 years
●	Strategic intent for the use of lease site: GrowHub Innovation Centre will be the base site for running the co-working business and the Digital Hub of the Company.

The right-of-use asset arising from this Lease has been recognized in Note 7 and the corresponding lease liability has been recognized in Note 7.

The acquisition of this Peel partnership right enables the Company to operate as a main lessor and commercialization partner for the management of the GrowHub Innovation Centre. The Company will be able to showcase its technology working models to the various key stakeholders, including governments and technology partners via the GrowHub Innovation Centre residing within the building when complete at the lease site, which will bear testimony to the technology developments and prowess of The GrowHub to the international markets.

The acquisition of Peel partnership right was paid in cash. This was written off during the financial year ended December 31, 2025 due to system outdated caused by the fast moving technology competition in the market.

The intangible assets are initially capitalized at cost which includes the purchase price (net of any discounts and rebates) and other directly attributable costs of preparing the asset for its intended use. Direct expenditure which enhances or extends the performance of the intangible assets beyond its specifications, and which can be reliably measured, is added to the original cost of the intangible assets. Costs associated with maintaining the intangible assets are recognized as an expense when incurred. Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses.

	As of December 31,
	2024	2025	2025
	S$	S$	US$
The Peel Agri-Innovation Project	1,990,000	-	-
Software	129,543	129,543	100,745
Total	2,119,543	129,543	100,745
Less: accumulated amortization	(36,704)	(62,613)	(48,694)
Net book value	2,082,839	66,930	52,051

Amortization expense for the years ended December 31, 2023, 2024 and 2025 were S$48,795, S$25,909 and S$25,909 (US$20,149), respectively.

The Peel Agri-Innovation Project in GrowHub Innovation Centre had not commenced any income-generating activities during the financial periods, no amortisation was recorded. The related asset was fully impaired and written off as at December 31, 2025.

7	Leases

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has 2 office premises and 1 office equipment lease agreements with lease terms ranging from 2 to 5 years, respectively. One of the office premises was renewed during the year for a further 5 months and accordingly accounted for a lease modification. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term of one year.

As of December 31, 2025, the Company had the following non-cancellable lease contracts:

Description of lease	Lease term
Office leases at Paya Lebar Quarter in Singapore	2 years
Photocopier machine	5 years

(a) Amount recognized in the consolidated balance sheet:

	As of December 31,
	2024	2025	2025
	S$	S$	US$
Right-of-use assets	201,603	13,761	10,702
Lease liabilities
- Current	57,965	11,921	9,271
- Non-current	152,742	2,132	1,658
	210,707	14,053	10,929

(b) A summary of lease cost recognized in the Group’s consolidated statements of operations is as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Amortization of right-of-use assets	56,065	60,326	103,888	80,794
Interest of lease liabilities	11,991	10,767	12,184	9,475
Gain (loss) on lease termination	-	-	9,555	7,431

7	Leases (continued)

Lease Commitment

Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2025 were as follows:

	Minimum lease payment
Twelve months ending December 31,	S$	US$
2026	12,156	9,454
2027	1,656	1,288
2028	552	429
Total future minimum lease payments	14,364	11,171
Less imputed interest	(311)	(242)
Present value of operating lease liabilities	14,053	10,929
Less: current portion	(11,921)	(9,271)
Long-term portion	2,132	1,658

The following summarizes other supplemental information about the Company’s lease as of December 31, 2024 and 2025:

	As of December 31, 2024	As of December 31, 2025
Weighted average discount rate	4.74%	5%
Weighted average remaining lease term	3.66 years	0.33 years

8	Accruals and other current liabilities

	As of December 31,
	2024	2025	2025
	S$	S$	US$
Accruals	127,515	230,842	179,525
Goods and Services Tax payables	1,104	-	-
Contract liabilities	-	428,558	333,290
Other payables
- Professional fee payables	101,545	445,794	346,694
- Others	24,748	-	-
Total	254,912	1,105,195	859,510

Contract liabilities primarily consist of amounts billed to customers in advance of revenue recognition. The Company recognizes revenue when the related services are performed and the performance obligations are satisfied.

9	Equity

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands on April 12, 2024. Our authorized share capital is US$50,000 divided into 75,000,000 Class A ordinary shares and 25,000,000 Class B ordinary shares at par value US$0.0005 per share.

The Company has performed a series of re-organizing transactions resulting in 11,116,470 Class A ordinary shares and 10,433,340 Class B ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented.

On August 27, 2025, the Company complete the IPO with issuance of additional Class A ordinary shares of 3,750,000.

Underwriter’s Warrant

In connection with the Company’s initial public offering consummated on August 27, 2025, the Company issued an underwriter’s warrant (the “Underwriter’s Warrant”) to Alexander Capital, L.P. pursuant to the underwriting agreement dated August 27, 2025.

The Underwriter’s Warrant entitles the holder to purchase up to 375,000 Class A ordinary shares of the Company at an exercise price of $5.00 per share, subject to customary anti-dilution adjustments. The warrant becomes exercisable on February 24, 2026 and expires on August 27, 2030.

The warrant includes a cashless exercise feature and contains customary provisions related to stock splits, stock dividends, recapitalizations and similar events.

The Company evaluated the warrant under ASC 815-40, “Derivatives and Hedging – Contracts in Entity’s Own Equity,” and concluded that the warrant qualifies for equity classification because:

-	the warrant is indexed to the Company’s own stock;
-	the warrant provides for physical or net share settlement;
-	the exercise price and number of shares are fixed; and
-	the warrant does not contain provisions that could require cash settlement.

Accordingly, the warrant was classified as equity and recorded within additional paid-in capital. The Company determined the fair value of the Underwriter’s Warrant using the Black-Scholes option pricing model. The fair value of the warrant at issuance was approximately $450,000 and was recorded as an offering cost, resulting in a corresponding reduction to additional paid-in capital.

The following assumptions were used in the valuation of the Underwriter’s Warrant at issuance:

Assumption	Amount
Share price	$4.00
Exercise price	$5.00
Expected volatility	60%
Risk-free interest rate	4.0%
Expected term	4.5 years
Dividend yield	0%

The fair value measurement of the warrant was classified as a Level 3 fair value measurement under ASC 820 due to the use of significant unobservable inputs.

As the warrant is classified as an equity instrument, no subsequent remeasurement is required.

10	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024 and 2025:

Name of related parties	Relationship with the Company
Chan Michael @ Chan Soong Cheam	Father of Chan Choon Yew Lester, the Founder, Director, Chief Executive Officer, and Chairman of the Board of Directors
Chan Lester @ Chan Choon Yew	The Founder, Director, Chief Executive Officer, and Chairman of the Board of Directors
GrowHub Vietnam Limited Liability Company	Entity owned by a shareholder

Due from related party

GrowHub Vietnam Limited Liability Company provided the software development service to the Company amounted to S$106,482 and S$Nil (US$Nil) for the years ended December 31, 2024 and 2025. The amount due from GrowHub Vietnam Limited Liability Company amounted to S$278,311 (US$203,712) as disclosed in Note 5 represents the reimbursement set-up costs that were incurred in relation to the establishment of operation in Vietnam, prepayment and deposit in relation to software development services procured from Vietnam as of December 31, 2024.

Due to related party

Chan Michael @ Chan Soong Cheam provided a working capital loan to Growhub Carbon and other related entities in the Group in January 2020, which had a total outstanding balance of S$5,475,536 and S$Nil (US$Nil) as of December 31, 2024 and 2025, respectively. On November 1, 2024, the amount of working capital loan facility was increased from S$5,000,000 to S$6,000,000 and the liability is reassigned from Carbon to The GrowHub Innovations Company Pte Ltd. Interest expenses payable to Chan Michael @ Chan Soong Cheam were S$119,216, S$159,482, and S$nil (US$nil) for the years ended December 31, 2023, 2024 and 2025, respectively. The working capital loan is unsecured and bears interest at 3.0% (2023 and 2024: 3.0%) per annum. The working capital loan is repayable within 60 calendar days on demand, and the Company may prepay the loan in whole or in part at any time without penalty.

Chan Lester @ Chan Choon Yew signed a loan agreement of up to S$8 millions loan on January 10, 2025 and provided a working capital loan to The GrowHub Innovations Company Pte. Ltd. and other related entities in the Group a total outstanding balance of S$3,151,736 as of December 31, 2025. Interest expenses payable were S$90,807 (US$70,621) for the year ended December 31, 2025. The working capital loan is unsecured and bears interest at 3.0% per annum. The working capital loan is repayable within 60 calendar days on demand, and the Company may prepay the loan in whole or in part at any time without penalty.

11	Revenue

Revenue by type of services

The summary of the Company’s total revenues by type of services for the years ended December 31, 2023, 2024 and 2025 was as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Professional service revenue	76,826	175,510	25,598	19,907
Subscription revenue	4,284	21,712	23,556	18,320
Sales of goods	47,421	37,990	33,878	26,347
Consignment sales	-	1,802	-	-
Total	128,531	237,014	83,032	64,574

11	Revenue (continued)

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the years ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Point in time	47,421	39,792	33,878	26,347
Overtime	81,110	197,222	49,154	38,227
Total	128,531	237,014	83,032	64,574

12	Other expenses

	For the years ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Marketing expenses	66,619	28,235	15,161	11,790
Penalty	58,430	4,297	4,648	3,615
Reversal of credit loss	-	-	(1)	(1)
Allowance for credit loss	-	1	-	-
Referral fee	-	584,634	-	-
Intangible assets written off	142,500	-	1,990,000	1,547,623
Other expenses	191,277	191,804	329,170	255,996
Total	458,826	808,971	2,338,978	1,819,023

13	Income taxes

Cayman Islands and British Virgin Islands

The Company and its subsidiary, The GrowHub Innovations Company Limited are domiciled in the Cayman Island and British Virgin Islands. The locality currently enjoys permanent income tax holidays; accordingly, the Company does not accrue for income taxes.

Singapore

The GrowHub Innovations Company Pte. Ltd., GrowHub Carbon Pte. Ltd. (fka GrowHub (Apac) Pte. Ltd.), GrowHub Capital Pte. Ltd. (FKA GrowHub Distribution (Singapore) Pte. Ltd.) and GrowHub Technologies Pte Ltd are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Malaysia

GrowHub Malaysia Sdn Bhd, the subsidiary, is subject to Malaysia Corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%. However, as the subsidiary fulfilled conditions where it has paid-up capital of MYR 2.5 million or less, and gross income from business operations is not more than MYR 50 million, the tax rate is 17% on the first MYR 600,000 and 24% on amount exceeding MYR 600,000. The subsidiary has no operating profit or tax liabilities for the year ended December 31, 2023, 2024 and 2025.

13	Income taxes (continued)

Australia

GrowHub Trading Pty Ltd and GrowHub Innovation Centre Pty Ltd, the subsidiaries, are considered Australia tax resident enterprises under Australia tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under Australia tax laws and accounting standards at a statutory tax rate of 30% (2024: 30%). The subsidiary has no operating profit or tax liabilities for the years ended December 31, 2023, 2024 and 2025.

Japan

GrowHub Japan Co., Ltd, the subsidiary, is considered Japan tax resident enterprise under Japan tax laws; accordingly, it is subject to enterprise income tax on its taxable income as determine under Japan tax laws and accounting standards at a statutory tax rate of 15% (2024: 15%). The subsidiary has no operating profit or tax liabilities for the years ended December 31, 2023, 2024 and 2025.

Significant components of the provision for income taxes are as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Income tax expense (credit) is comprised of the following:
Current year income tax expense	2,902	-	610	474
Overprovision of current taxation on respect of prior year	-	(3,750)	(825)	(641)
	2,902	(3,750)	(215)	(167)

A reconciliation between of the statutory tax rate to the effective tax rate are as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Loss before tax	(1,793,442)	(2,367,565)	(17,200,802)	(13,377,065)

Singapore income tax rate	(17.0%)	(17.0%)	(17.0%)	(17.0%)
Reconciling items:
Non-deductible expenses	3.2%	14.7%	5.4%	5.4%
Effect on different tax rate in different countries	(0.4%)	(0.4%)	12.1%	12.1%
Income not subject to tax	(0.5%)	(0.2%)	(0.8%)	(0.8%)
Deferred tax assets on temporary differences not recognized	15.7%	3.5%	0.2%	0.2%
Over provision of current taxation in respect of prior year	-	(0.2%)	(0.0%)	(0.0%)
Others	(0.8%)	(0.6%)	(0.1%)	(0.1%)
Effective tax rate	0.2%	(0.2%)	(0.0%)	(0.0%)

13	Income taxes (continued)

Deferred tax

Significant components of deferred tax were as follows:

	For the years ended December, 31
	2024	2025	2025
	S$	S$	US$

Net operating loss carried forward	2,991,321	3,698,306	2,876,173
Deferred tax assets, gross	532,818	624,324	485,537
Valuation allowance	(532,818)	(624,324)	(485,537)
Deferred tax assets, net of valuation allowance	-	-	-

The Company assesses the realizability of deferred tax assets by evaluating whether it is more likely than not that some or all of the deferred tax assets will be realized. Based upon the weight of available evidence, including the Company’s history of operating losses, accumulated deficit, limited history of taxable income and future taxable income projections, the Company determined that it is more likely than not that its deferred tax assets will not be realized. Accordingly, the Company has recorded a full valuation allowance against its net deferred tax assets as of December 31, 2025 and 2024.
14	Other income (expense), net

	As of December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Government grants	2,802	26,000	2,000	1,555
Interest income	226	598	706	549
Miscellaneous income (expense)	33,046	102,164	(1,106)	(860)
Gains (loss) on foreign exchange	1,385	(26,720)	(98,486)	(76,593)
	37,459	102,042	(96,886)	(75,348)

15	Commitment and Contingencies

For the details on future minimum lease payment under the non-cancellable operating leases as of December 31, 2025. Please refer to section headed “Leases” set forth in the Notes to the Consolidated Financial Statements.

As of December 31, 2024 and 2025, the Company did not have any capital commitments and contingencies.

16	Subsequent events

The Company has assessed all subsequent events through May 15, 2026 which is the date that these consolidated financial statements are available to be issued.

There are no material subsequent events that require disclosure in these consolidated financial statements.

17	Change in prior year presentation

Certain prior year amounts have been reclassified to conform to the current year presentation. Specifically, professional fees previously included within “Other expenses” have been separately presented as “Professional fees” in the consolidated statements of operations and comprehensive loss. The reclassification had no impact on total operating expenses, net loss, total assets, liabilities, shareholders’ deficit or cash flows as previously reported.

The following table summarizes the reclassification:

	For the years ended December 31
	As previously reported		As reclassified
	2023	2024	2023	2024
	S$	S$	S$	US$
Professional fees	-	-	(235,595)	(621,563)
Other expenses	(692,421)	(1,430,534)	(456,826)	(808,971)

